ESPRIT
ENERGY GROUP

Esprit Energy Group
Suite 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1
TEL 403-213-3700 FAX 403-213-3710 WEB www.eee.ca

United States Securities & Exchange Commission
Washington, D.C.
20549

September 29, 2005

Re: File Number 82-34890

Dear Sirs:

We enclose information required of us by Rule 12g3-2(b) which includes:

Date	Document Type
Sept. 21, 2005	News release – English
Sept. 16, 2005	Other
Sept. 16, 2005	Revised Annual Information Form – English
Sept. 7, 2005	News release – English
Sept 1, 2005	News release – English
Aug. 24, 2005	News release – English

Please sign where indicated on the enclosed copy of this letter to indicate your receipt of these documents and return it to us using the enclosed self-addressed envelope.

Yours truly,

Greg Jerome
V.P. Finance & Corporate Secretary

cc Brent Kraus

GJ/vlp

Enclosures

de 10/6

ESPRIT
ENERGY GROUP

Esprit Energy Group

Suite 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1
TEL 403-213-3700 FAX 403-213-3710 WEB www.eee.ca

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 03 2005
WASH. D.C.
209

United States Securities & Exchange Commission
Washington, D.C.
20549

September 29, 2005

Re: File Number 82-34890

Dear Sirs:

We enclose information required of us by Rule 12g3-2(b) which includes:

Date	Document Type
Sept. 21, 2005	News release – English
Sept. 16, 2005	Other
Sept. 16, 2005	Revised Annual Information Form – English
Sept. 7, 2005	News release – English
Sept 1, 2005	News release – English
Aug. 24, 2005	News release – English

Please sign where indicated on the enclosed copy of this letter to indicate your receipt of these documents and return it to us using the enclosed self-addressed envelope.

Yours truly,

Greg Jerome
V.P. Finance & Corporate Secretary

cc Brent Kraus

GJ/vlp

Enclosures

Receipt Acknowledged
Date: ______________

____
Signed

Attention Business/Financial Editors:
Esprit Energy Trust Announces October 2005 Distribution and Updated 2005 Guidance

CALGARY, Sept. 28 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution for October to unitholders of record on October 31, 2005 will be $0.15 per trust unit, a $0.01 per trust unit increase over previous monthly distribution amounts. The distribution announced today will be paid on November 15, 2005. The ex-distribution date will be October 28, 2005. In approving this increase in the monthly distribution to unitholders, the Board of Trustees has reviewed Esprit's distribution policy and believes that a payout ratio of 50 to 60% is appropriate based on the current energy price environment, ongoing capital expenditures and the Trust's capital structure.

Esprit also released new guidance for the last half of 2005. The Trust forecasts that production will range between 17,000 and 17,600 boe per day for the last six months of 2005, a decrease of approximately 1500 boe per day from previous guidance. As a result of the new production forecast, guidance for the second half of 2005 for operating costs and G&A costs has also been revised to $7.70 per boe and $1.35 per boe, respectively.

Approximately 60% of the production shortfall is related to delays caused by weather affecting drilling programs and well tie-ins. The other 40% of the change in production guidance reflects higher than anticipated decline rates principally at Willesden Green and Ante Creek as well as disappointing results from 2 Wabamun wells at Olds and Second White Specks wells at Winnifred.

With regard to the weather-related delays in the capital expenditure program:

- The majority of Esprit's operations are located in central and southern Alberta which experienced unusual amounts of rain throughout the summer months, including record rainfalls in June as well as unusually high levels of precipitation through the third quarter and into September;

- Wet field conditions have prevented Esprit from drilling the 34 well Second White Specks program at Berry for over three months. The first well in this program was spudded today. The entire drilling program is expected to be completed by the end of the year, although only a minor amount of production will be on-stream by year end;

- Soggy field conditions have also delayed the 13 well tie-in program at Olds for three months. This program is now expected to get underway next week and be completed by the end of November;

- Esprit's 5 well drilling program in western Saskatchewan has also been delayed for about two months but is expected to get underway in October.

At Olds, good drilling results in the Viking and Edmonton zones were offset by marginal results from two Wabamun wells drilled in the third quarter. To date in 2005, the Wabamun drilling program has provided overall disappointing results. The fifth and final well in the 2005 Olds Wabamun program is currently being drilled.

Esprit expects to complete its originally planned capital program by the end of 2005 provided there are no further unusual amounts of precipitation. Incremental production from this activity will not come on stream until mid to late fourth quarter 2005.

Esprit has increased its 2005 capital expenditure budget to $70 million from $61 million. The increased capital is allocated to:

- Acceleration of its Banff oil pool infill drilling program at Berry-Richdale and plans to drill up to 5 wells in the fourth quarter of 2005 of the approximately 12 wells in this program. Esprit has recently received approval for this infill program;

- Acceleration of the initial 2 wells of a 7 well development drilling program targeting incremental oil production from Esprit lands in SE Saskatchewan;

- Evaluation of the coal bed methane potential in the Horseshoe Canyon coals at Olds. Coal samples taken from Esprit wells drilling Edmonton sands have been analyzed with encouraging results. Further sampling and analysis is being undertaken to assess the potential for commerciality;

- Unanticipated pricing increases from oilfield service suppliers as well as higher costs associated with mechanical difficulties with two Olds wells.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact Steve Savidant, President and CEO, (403) 213-3729 or Dan Payne, Business Analyst, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN.)

CO: Esprit Energy Trust

CNW 00:04e 28-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number
82-34890

Attention Business Editors:
Esprit Energy Trust Announces New Chief Operating Officer

CALGARY, Sept. 21 /CNW/ - Stephen Savidant, President and CEO together with Michael Stewart, Chairman of the Board of Esprit Energy Trust, are pleased to announce the appointment of Paul B. Myers to the position of Executive Vice President and Chief Operating Officer.

Myers brings to Esprit strong leadership skills as well as technical and commercial experience both internationally and in Canada.

Most recently, Myers was Vice President, Alaska and Gulf of Mexico Exploration and Production, for Encana Corp. Myers began his career with Amoco Production Co. as a processing geophysicist. He held increasingly senior roles at Amoco, Statoil Exploration US., and PanCanadian Petroleum Ltd.

"Paul brings a great deal to Esprit with his leadership ability, and his balance of strong technical skills and focus on value creation," said Savidant.

Myers has a Bachelor of Science Degree in Geophysics from Lehigh University in Pennsylvania, a Master's Degree in Geology from the University of Kansas and an Executive MBA from the University of Calgary.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Dan Payne, Business Analyst, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713/
(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 18:21e 21-SEP-05

Exemption Number
82-34890

ESPRIT
ENERGY TRUST

Esprit Energy Trust

REVISED RENEWAL ANNUAL INFORMATION FORM
For the year ended December 31, 2004

~~March 31,~~September 15, 2005

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved. By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: general global economic and business conditions including the effect, if any, of a potential economic slowdown in the U.S. and/or Canada; changes in business strategies; the availability and price of energy commodities from the perspective of both a producer and a user of such commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws such as the imposition of restrictions in response to environmental concerns with respect to the production of oil and gas; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes. Any forward-looking statements are made as of the date hereof and Esprit Energy Trust and Esprit Exploration Ltd. undertake no obligation to update or revise such statements to reflect new information, subsequent or otherwise.

All initial capitalized words used in this Annual Information Form which are not otherwise defined herein have the meanings ascribed thereto in the Glossary of Terms herein.

ESPRIT ENERGY TRUST AND ESPRIT EXPLORATION LTD.

Esprit Energy Trust

Esprit Energy Trust ("Esprit" or the "Trust") is an open-end unincorporated mutual fund trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 900, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was established to, among other things:

(a) acquire, invest, transfer, dispose of and otherwise deal with, directly or indirectly, any of the securities issued by Esprit Exploration Ltd. (the "Corporation"), including securities of the Corporation's subsidiaries and affiliates, the Common Shares and the Notes, and to borrow funds for that purpose and to enter into and acquire the NPI pursuant to the Arrangement;

(b) invest in any other securities and in any other investments as the Trustees may determine and borrow funds for that purpose;

(c) issue Trust Units, convertible securities or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of the Trust, complete any acquisition of securities or any other assets for the benefit of the Trust;

(d) disposing of any part of the property of the Trust;

(e) satisfy the obligations, liabilities or indebtedness of the Trust; and

(f) perform all acts necessary, incidental, ancillary or related to any of the foregoing purposes.

The Trustees are prohibited from acquiring any investment which, (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the regulations promulgated under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustees may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be the interest received on the principal amount of Notes and payments under the NPI Agreement. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes and under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See "Information Concerning Esprit Energy Trust - Cash Distributions".

The Trust shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004, unless terminated prior to such time in accordance with the terms of the Trust Indenture. The Trust has three subsidiaries, the Corporation, ExchangeCo and Canadian 88 Energy Resources Corp., a subsidiary of the Corporation.

Esprit Exploration Ltd.

Esprit Exploration Ltd. is the corporation resulting from the amalgamation of the former Esprit Exploration Ltd. and Esprit Acquisition Corp., which was effected on October 1, 2004 in connection with the Arrangement. The head and principal office of the Corporation is located at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 and its registered office is located at Bennett Jones LLP, Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

The principal business of the Corporation is to acquire, explore, develop, optimize, exploit and produce oil and natural gas reserves in western Canada. For a description of the Corporation's business, see "Information Concerning Esprit Exploration Ltd."

INFORMATION CONCERNING ESPRIT EXPLORATION LTD.

Name and Incorporation

The Corporation was incorporated under the *Canada Business Corporations Act* under the name Canadian 88 Energy Corp. on September 4, 1987.

The Corporation's articles were amended on June 28, 1988 to add additional authorized classes of preferred shares; on December 8, 1989 to authorize a series of second preferred shares; on July 18, 1991 to consolidate the outstanding Class A shares on a one for ten basis; on August 8, 1994 to change the name and designation of Class A shares to Common Shares; and on September 20, 1999 to change the place of the registered office to Calgary, Alberta and to allow for the appointment of additional directors between annual meetings.

On November 1, 2002 the Corporation amalgamated with Canadian 88 Resources Corp., a wholly-owned subsidiary. On January 1, 2003 the Corporation amalgamated with Canadian 88 Energy Processing Corp., a wholly-owned subsidiary. On May 26, 2003, the articles of the Corporation were amended to change the name of the Corporation to Esprit Exploration Ltd.

On October 1, 2004, the Corporation amalgamated with Esprit Acquisition Corp. pursuant to the terms of the Arrangement.

Intercorporate Relationships

The Corporation does not have any subsidiaries that represent individually more than 10%, and in the aggregate more than 20%, of the total consolidated assets and total consolidated sales and operating revenues of the Corporation as at December 31, 2004.

Business Strategy

The principal business strategy of the Corporation is to support stable distributions of the Trust and grow productions and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. Where necessary, the Corporation participates with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves.

Employees

The Corporation currently has a total of 80 full-time employees, including 35 field personnel.

Three Year History

The Arrangement

On October 1, 2004, the Arrangement was completed, pursuant to which holders of common shares of the former Esprit Exploration Ltd. received:

1. depending on the holder's residency and election, either 0.25 of a Class A Trust Unit, 0.25 of a Class B Trust Unit or 0.25 of an Exchangeable Share;

2. 0.20 of a common share of ProspEx Resources Ltd.; and

3. a cash payment of $0.22.

In accordance with the terms of the Arrangement, the former Esprit Exploration Ltd. amalgamated with Esprit Acquisition Corp. to form the Corporation.

Acquisition of RMX Exploration Ltd.

On October 4, 2002, Esprit Exploration Ltd. acquired all of the issued and outstanding shares of RMX Exploration Ltd. ("RMX"), a private oil and gas company, in exchange for approximately $22.5 million in cash. The RMX assets added net production of approximately 950 boe/d in the fourth quarter of 2002 and approximately 2.1 mmboe of proved reserves to the operations and assets of Esprit Exploration Ltd. Under the Arrangement, RMX became a wholly-owned subsidiary of ProspEx Resources Ltd.

Secondary Offering

On June 3, 2002, Duke Energy Hydrocarbons, LLC announced that it had agreed to sell all of the common shares of Esprit Exploration Ltd. beneficially owned by it to a syndicate of underwriters at a price of $2.80 per share. An aggregate of 24,412,500 common shares were sold on June 24, 2002 through a secondary offering within Canada.

Appointment of Senior Officers

On December 19, 2001 Esprit Exploration Ltd. announced the retirement of its President and Chief Executive Officer, Joseph L. Pritchett III, effective January 1, 2002. George W. Watson, a member of the board of directors of Esprit Exploration Ltd., was named as interim President and Chief Executive Officer until a new President and Chief Executive Officer was retained. On May 23, 2002, Esprit Exploration Ltd. announced that Stephen J. Savidant had been retained as President and Chief Executive Officer. Subsequently, Stephen B. Soules was appointed Senior Vice President and Chief Financial Officer on May 31, 2002 and Blake C. Fleming was appointed Senior Vice President and Chief Operating Officer on June 24, 2002.

Description of Oil and Natural Gas Properties and Assets

The following is a description of the major oil and natural gas properties, plants and facilities of the Corporation. Production volumes represent the Corporation's working interest share before the deduction of royalties. Reserve amounts are stated, before deduction of royalties, at December 31, 2004, based on escalating cost and price assumptions, as set forth in the GLJ Report.

The Corporation is a Calgary based oil and gas company with a natural gas focus on the western side of the Western Canadian Sedimentary Basin. The core areas of focus for the Corporation include Olds, West Central Alberta, Three Hills/Swalwell and High River.

Olds

Located 100 kilometers north of Calgary, Olds is the Corporation's largest core producing area. During 2004, Olds produced an average of 5,338 boe/d.

The Corporation has an average 82% working interest in the Olds area, including a 100% working interest in the Olds Gas Field Unit No. 1. The Corporation owns and operates the Olds sour gas plant which has a raw inlet capacity of 84 mmcf/d with current throughput of 55 mmcf/d.

The majority of the production in the Olds area originates from the unitized Crossfield (Wabamun) zone of the Olds Gas Field Unit No. 1. The exploration methods and technology employed at Olds have been refined to the point where the development of the Crossfield is now primarily in an exploitation phase.

The majority of the Corporation's capital spending will be directed to drilling and exploitation activities in Olds. Over the next several years, the Corporation plans to drill up to 22 Wabamun horizontal development wells. In addition, there will be significant development activity associated with exploiting the uphole potential at Olds. Numerous upside opportunities have been identified in the Pekisko, Viking, and Edmonton formations. The Corporation has identified 13 Pekisko, 12 Viking and 23 Edmonton future well locations which will be drilled over the next several years. The Olds capital program will be designed to maintain the Corporation's production at current levels.

The catchment area of the Olds Plant has been significantly expanded to approximately 450 square miles by constructing a 22 mile, six inch pipeline from the Innisfail area to transport shut-in gas to the Olds Plant for processing. With the current infrastructure and extensive gathering system, there is sufficient capacity available to attract additional third-party revenue and potential to significantly expand the midstream operations of the Olds Plant.

West Central Alberta

The Corporation's West Central Alberta assets cover a large area from approximately Townships 25 to 45, Range 2 to 16, W5M, northwest of Calgary. This area has multi-zone potential as indicated by the variety of producing zones in existing wells including the Edmonton, Cardium, Viking, Mannville, Jurassic, Rundle, Elkton and Leduc formations.

The Corporation's largest producing asset in the West Central Alberta area is the Blackstone well, which is located approximately 180 kilometers northwest of Red Deer, Alberta, in Township 45, Range 16, W5M. The Blackstone well currently produces approximately 8.5 mmcf/d net gas sales. The Corporation holds a 50% working interest in Blackstone.

Through 2005, the Corporation plans to conduct optimization activities and selective infill drilling in West Central Alberta. The Corporation plans to drill 2 wells through the end of 2005.

The Corporation's production during 2004 from West Central Alberta was 3,705 boe/d.

Three Hills

The Three Hills property includes Townships 29 to 42 and Ranges 17 W4M to 1 W5M. The Corporation holds an interest in the Three Hills Gas Unit No. 1, the Equity Gas Unit No. 1, as well as varying interests in several non-unit gas and oil wells. The Corporation operates the Three Hills Gas Plant, which is located east of the town of Three Hills at 4-33-31-23 W4M.

The Corporation's land position is strategically located near the Three Hills Gas Plant and generally within, or adjacent to, the boundaries of the Three Hills Gas Unit No. 1. The Corporation also has non-operated interests in the general area of the Murphy Canada Exploration Ltd. operated Equity Gas Unit No. 1.

Sweet natural gas production in the Three Hills area is primarily from the Glauconitic, Ostracod, Basal Quartz and Pekisko formations. The Corporation also has oil production from the Glauconitic and Pekisko formations.

Three Hills production levels are planned to be maintained through optimizations and recompletions.

The Corporation's production during 2004 from Three Hills was 1,045 boe/d.

Swalwell

The Swalwell property is located 80 kilometres northeast of Calgary in Townships 29 and 30, Ranges 25 and 26 W4M. Production in the Swalwell property commenced in 2000 and is sweet gas primarily from the Cretaceous Viking formation, with minor production from the Mississippian Pekisko formation and the Devonian Wabamun Group. In addition to an ongoing Viking infill and development drilling program, further potential has been identified in the Crossfield Member of the Wabamun Group.

The Corporation plans to drill up to 10 Viking wells at Swalwell through the end of 2005.

The Corporation's production during 2004 from Swalwell was 458 boe/d.

High River

The High River property is located 80 kilometres south of Calgary. The Corporation is a principal working interest owner in over 50,000 acres of land (petroleum and natural gas rights). The assets occur in a 650 square mile area that includes Townships 16 to 21 and Ranges 29 W4M to 3 W5M.

The Corporation's production during 2004 from High River was 370 boe/d.

2004 Average Daily Production Volumes

The following table sets out the Corporation's average daily production volumes by area during 2004.

Property	Gas (mmcf/d)	Oil (bbl/d)	NGL (bbl/d)	Boe (boe/d)
Olds	27.07	36	790	5,338
Three Hills/Swalwell	7.41	77	191	1,503
West Central Alberta	19.95	89	291	3,705
Medallion/High River	6.78	0	44	1,174
Other	0.95	338	8	505
Total	**62.16**	**540**	**1,324**	**12,225**

Oil and Gas Reserves Data

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves of the Corporation and the present worth of future net cash flows associated with such reserves as at December 31, 2004, as evaluated by GLJ on February 7, 2005 based on constant and forecast price assumptions and have been extracted from the GLJ Report. The GLJ Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook (the "COGE Handbook") and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* and the COGE Handbook. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.**

In the various reserves related tables included herein, columns may not add due to rounding.

Attached as Schedule A to this Annual Information Form is the report on reserves data of GLJ and attached as Schedule B to this Annual Information Form is the report of management and directors of the Corporation on the oil and gas reserves disclosure.

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Forecast Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	123	112	227	196	157.4	116.6	3,986	2,757
Developed Non-Producing	0	0	80	64	8.5	6.4	224	151
Undeveloped	0	0	0	0	30.5	21.8	799	540
Total Proved	123	112	307	260	196.4	144.8	5,009	3,448

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Probable	26	24	74	62	58.3	42.7	1,382	944
Total Proved plus Probable	149	136	381	322	254.7	187.6	6,391	4,392

	Present Worth Values Before Income Taxes Discounted at (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved					
Developed Producing	526.5	383.2	309.0	263.2	231.7
Developed Non-Producing	27.8	21.7	17.9	15.3	13.3
Undeveloped	73.2	41.9	25.3	15.4	9.1
Total Proved	627.6	446.8	352.3	294.0	254.1
Probable	201.2	105.8	65.1	44.1	31.8
Total Proved plus Probable	828.7	552.6	417.4	338.1	285.9

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Constant Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	135	123	215	190	157.9	117.0	3,992	2,752
Developed Non-Producing	0	0	73	59	8.6	6.4	224	151
Undeveloped	0	0	0	0	30.5	21.8	799	538
Total Proved	135	123	287	249	197.0	145.3	5,015	3,440

	Present Worth Values Before Income Taxes Discounted at (%/year)	
	0 (MM$)	10 (MM$)
Proved		
Developed Producing	630.0	365.2
Developed Non-Producing	33.7	21.3
Undeveloped	95.0	36.7
Total Proved	758.7	423.2

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" means the Corporation's total working interest and/or royalty interest share before royalties owned by others.

"**Net**" means the Corporation's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"Reserves" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"Proved Reserves" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"Probable Reserves" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"Proved Developed Reserves" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"Developed Producing Reserves" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Developed Non-Producing Reserves" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped Reserves" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the GLJ Report operating costs are assumed to escalate at 2.0% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma	Edmonton Light Sweet 40° API	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Inflation Rate	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/yr)	($US/$Cdn)
2005	42.00	50.25	32.25	37.25	50.75	2.0	.82
2006	40.00	47.75	30.50	35.25	48.25	2.0	.82
2007	38.00	45.50	29.00	33.75	46.00	2.0	.82
2008	36.00	43.25	27.75	32.00	43.75	2.0	.82
2009	34.00	40.75	26.00	30.25	41.25	2.0	.82
2010	33.00	39.50	25.25	29.25	40.00	2.0	.82
2011	33.00	39.50	25.25	29.25	40.00	2.0	.82
2012	33.00	39.50	25.25	29.25	40.00	2.0	.82
2013	33.50	40.00	25.50	29.50	40.50	2.0	.82
2014	34.00	40.75	26.00	30.25	41.25	2.0	.82
2015	34.50	41.25	26.50	30.50	41.75	2.0	.82
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	.82

Gilbert Laustsen Jung Associates Ltd.
Natural Gas Price Forecast

Year	Alberta Spot AECO-C ($Cdn/mmbtu)
2005	6.60
2006	6.35
2007	6.15
2008	6.00
2009	6.00
2010	6.00
2011	6.00
2012	6.00
2013	6.10
2014	6.20
2015	6.30
2016+	+2.0%/yr

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

Light Crude Oil at Edmonton, Alberta	$46.54 Cdn/bbl
WTI Oil at Cushing, Oklahoma	$43.45 US/bbl
Alberta Spot Gas AECO-C	$6.79 Cdn/mmbtu

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m^3$ to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3$.

(6) The GLJ Report estimates the undiscounted future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on forecast costs from Proved plus Probable Reserves to be an aggregate of $87.7mm, of which $31.5mm is to be expended in 2005, $18.5mm is to be expended in 2006, $17.0mm is to be expended in 2007 and $20.7mm thereafter (or based on constant costs: an aggregate of $84.0mm, of which $31.5mm is to be expended in 2005, $18.2mm is to be expended in 2006, $16.3mm is to be expended in 2007 and $18.1mm thereafter).

(7) Substantially all of the Developed Producing Reserves evaluated in the GLJ Report were on production at December 31, 2004.

(8) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the GLJ Report (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves).

(9) The net present value of future net revenues has been presented only on a before income tax basis. Given the structure of the Trust, the values after income taxes would be the same.

The following tables set forth the following elements of future net revenue attributed to Proved Reserves and Proved plus Probable Reserves of the Corporation as of December 31, 2004 estimated based on constant and forecast price assumptions and calculated without discount:

Total Future Net Revenue
(Undiscounted)
(Based on Forecast Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	1,521.8	336.4	487.4	59.9	10.5	627.6
Proved plus Probable Reserves	2,008.6	450.7	628.9	87.7	12.5	828.7

Total Future Net Revenue
(Undiscounted)
(Based on Constant Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	1,604.7	372.5	408.7	57.2	7.7	758.7

The following tables set forth the future net revenue (before deducting future income tax expenses) of the Corporation's assets as of December 31, 2004 estimated based on forecast and constant price assumptions and calculated using a discount rate of 10 percent:

Future Net Revenue
By Production Group
(Based on Forecast Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves..	Light/Medium Oil............	2.0
	Heavy Oil............................	3.1
	Natural Gas..........................	298.2
	NGL..	42.0
	Sulphur..................................	7.0
	Total	352.3
Proved plus Probable Reserves......................	Light/Medium Oil............	2.3
	Heavy Oil............................	3.7
	Natural Gas..........................	354.0
	NGL..	49.2
	Sulphur..................................	8.2
	Total	417.4

Future Net Revenue
By Production Group
(Based on Constant Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Crude Oil	4.9
	Natural Gas	356.2
	NGL	49.3
	Sulphur	12.8
	Total	423.2
Proved plus Probable Reserves	Crude Oil	5.6
	Natural Gas	424.0
	NGL	58.3
	Sulphur	15.6
	Total	503.5

Reconciliation of Reserves

The following table provides a reconciliation of the Corporation's net reserves of crude oil, natural gas and NGL for the year ended December 31, 2004 presented using forecast prices and costs.

Reconciliation of Company Net Reserves
By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Conventional Natural Gas			Natural Gas Liquids			BOE		
Factors	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mboe)	Net Probable (Mboe)	Net Proved Plus Probable (Mboe)
January 1, 2004[3]	164	68	232	426	202	628	155,900	46,000	201,900	3,663	999	4,662	30,236	8,936	39,172
Extensions	0	0	0	120	18	138	5,517	1,436	6,954	121	31	152	1,161	289	1,449
Improved Recovery	0	0	0	0	0	0	9,070	(1,512)	7,558	278	19	297	1,790	(233)	1,557
Technical Revisions	11	(44)	(33)	(181)	(158)	(339)	2,726	(177)	2,548	(188)	(75)	(263)	96	(306)	(211)
Discoveries	0	0	0	0	0	0	378	76	453	0	0	0	63	13	76
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	(11,564)	(3,099)	(14,663)	(117)	(30)	(147)	(2,044)	(547)	(2,591)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Production	(63)	0	(63)	(105)	0	(105)	(17,196)	0	(17,196)	(310)	0	(310)	(3,343)	0	(3,343)
January 1, 2005	112	24	136	260	62	322	144,831	42,724	187,555	3,448	944	4,392	27,959	8,151	36,109

Notes:

(1) The ~~Technical Revisions~~Improved Recovery values presented above include additions associated with Infill Drilling~~, to be consistent with companies reporting~~ in accordance with CSA Notice 51-313 issued April 8, 2004. This guidance is inconsistent with how companies report under U.S. FASB regulations. The following are the additions associated with Infill Drilling:

	Net Proved	Net Probable	Net Proved Plus Probable
Light and Medium Oil – Mbbls	-	-	-
Heavy Oil – Mbbls	-	-	-
Gas – MMcf	9,070	(1,512)	7,558
NGL – Mbbls	278	~~219~~19	297

(2) The Corporation has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.).

(3) As discussed in the Information Circular dated August 16, 2004 of Esprit Exploration Ltd. with respect to the Arrangement resulting in the formation of Esprit Energy Trust. Reserves information is based on an independent engineering evaluation of oil and gas reserves of Esprit as at December 31, 2003, as evaluated by GLJ on August 13, 2004.

Future Net Revenue Reconciliation

The following table provides a reconciliation of the estimates of the future net revenue (estimated using constant prices and costs and calculated using a discount rate of 10 percent) attributed to Proved Reserves:

Period and Factor	Before Tax 2004 (M$)
Estimated Net Present Value at December 31, 2003	**432,068**
Oil and Gas Sales During the Period Net of Production Costs and Royalties(1)	(105,008)
Changes due to Prices, Production Costs and Royalties Related to Future Production(2)	31,806
Development Costs During the Period(3)	100,554
Changes in Forecast Development Costs(4)	(94,117)
Changes Resulting from Extensions and Improved Recovery(5)	23,085
Changes Resulting from Discoveries(5)	395
Changes Resulting from Acquisitions of Reserves(5)	-
Changes Resulting from Dispositions of Reserves(5)	(37,644)
Accretion of Discount(6)	43,207
Net Change in Income Taxes(7)	-
Changes Resulting from Technical Reserves Revisions	38,174
All Other Changes	(9,313)
Estimated Net Present Value at December 31, 2004	**423,208**

Notes:

(1) Company actual before income taxes, excluding G&A.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs for the properties evaluated at the beginning of the period.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Corporation. The reserve data included herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same

engineers at different times, may vary substantially. The actual production, revenues, taxes and development and operating expenditures of the Corporation with respect to these reserves will vary from such estimates, and such variances could be material.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, as interpreted by the securities regulatory authorities in Canada, the Corporation has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Undeveloped Lands

The following table sets out the Corporation's undeveloped land holdings as at December 31, 2004.

	Gross Acres (1)	Net Acres (2)
Western Canada	275,519	165,424
Total	**275,519**	**165,424**

Notes:

(1) "Gross" refers to the total acres in which the Corporation has an interest.

(2) "Net" refers to the total acres in which the Corporation has an interest, multiplied by the percentage working interest therein owned by the Corporation.

Undeveloped Reserves

Over 89% of the Corporation's Proved Undeveloped Reserves (27.4 bcf natural gas and 689 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next three years by drilling 13 horizontal infill development wells in the Wabamun gas pool.

Over 88% of the Corporation's Probable Undeveloped Reserves (29.3 bcf natural gas and 683 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next four years by drilling nine horizontal infill development wells in the Wabamun gas pool.

Properties with No Attributed Reserves

As at December 31, 2004, the undeveloped land position of the Corporation was approximately 275,519 gross acres (approximately 165,424 net acres), all of which is located in Canada.

The Corporation holds interests in 38,710 gross acres (28,410 net acres) with 2005 expiry dates (all of which is located in Canada), however, a substantial amount of these lands can be continued by proving production capability.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working or a royalty interest as at December 31, 2004 which are producing or which the Corporation considers to be capable of production.

	Producing				Shut-in(1)(4)			
	Oil		Gas		Oil		Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	32	14.25	287	192.11	8	4.38	25	15.87
Saskatchewan	26	26	2	1	3	3	1	1
Total	**58**	**40.25**	**289**	**193.11**	**11**	**7.38**	**26**	**16.87**

Notes:

(1) "Shut-in" wells means wells which are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "Gross" wells are defined as the total number of wells in which the Corporation has an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

(4) All shut-in wells are within five kilometers of pipeline facilities.

Production History

The following two tables set forth the Corporation's average daily production volume before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each of the last eight quarters and the years then ended. Also shown are average annual netbacks received by product category.

2004 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	783	621	353	405	540
NGL (bbl/d)	1,245	1,256	1,360	1,436	1,324
Natural Gas (mcf/d)	64,211	65,435	63,139	55,920	62,162
Oil and NGL Netback ($/bbl)[1]					
Revenue	43.02	47.68	52.26	49.87	48.03
Royalties	(8.64)	(11.92)	(12.71)	(11.64)	(11.15)
Operating Expenses	(6.95)	(7.76)	(8.69)	(8.10)	(7.86)
Netback	27.43	28.00	30.86	30.13	29.02
Natural Gas Netback ($/mcf)[1]					
Revenue	6.47	6.80	6.56	6.99	6.70
Royalties	(1.58)	(1.60)	(1.71)	(1.63)	(1.63)
Operating Expenses	(1.16)	(1.29)	(1.45)	(1.35)	(1.31)
Netback	3.73	3.91	3.40	4.01	3.76
Capital Expenditures ($000's)					
Western Canada					
Acquisitions / (Dispositions)	-	58	(37,700)	(2)	(37,644)
Exploration and Development	19,909	13,488	27,471	4,723	65,592
Plants, Facilities and Pipelines	9,810	12,674	11,150	2,450	36,084
Land and Lease	4,715	10,316	1,403	361	16,795
Capitalized G&A	1,204	1,077	1,058	400	3,738
East Coast	-	-	210	-	210
Other capital costs	61	52	29	11	153
Total	35,699	37,665	3,621	7,943	84,928

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	677	598	426	520	554
NGL (bbl/d)	1,316	1,440	1,351	1,404	1,378

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Natural Gas (mcf/d)	54,791	57,463	64,559	64,709	60,419
Oil and NGL Netback ($/bbl)[1]					
Revenue	41.16	37.44	39.72	38.31	39.13
Royalties	(10.07)	(7.47)	(8.74)	(7.44)	(8.42)
Operating Expenses	(6.89)	(6.52)	(6.23)	(5.82)	(6.34)
Netback	24.20	23.45	24.75	25.05	24.37
Natural Gas Netback ($/mcf)[1]					
Revenue	7.48	6.80	5.93	5.85	6.46
Royalties	(1.71)	(1.72)	(1.40)	(1.20)	(1.49)
Operating Expenses	(1.15)	(1.09)	(1.04)	(0.97)	(1.06)
Netback	4.62	3.99	3.49	3.68	3.91
Capital Expenditures ($000's)					
Western Canada					
Acquisitions	72	1,963	1,030	-	3,065
Exploration and Development	14,552	14,869	23,798	12,999	66,218
Plants, Facilities and Pipelines	5,311	5,829	8,296	6,263	25,699
Land and Lease	1,846	3,719	1,035	3,881	10,481
Capitalized G&A	981	1,081	1,069	1,084	4,215
East Coast	318	753	2,616	319	4,006
Other capital costs	5	181	129	174	489
Total	23,085	28,395	37,973	24,720	114,173

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

Production Estimates

The following table provides a summary of the forecast production volumes estimated for 2005 in the GLJ Report.

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. boe/d	Net boe/d
Proved Producing										
Olds Gas Field Unit No. 1	0	0	0	0	18,575	12,823	502	335	3,597	2,473
Others	67	71	239	199	36,110	27,158	787	563	7,111	5,359
Total Proved Producing	67	71	239	199	54,684	39,981	1,289	898	10,709	7,832
Total Proved										
Olds Gas Field Unit No. 1	0	0	0	0	21,243	14,659	553	370	4,093	2,813
Others	67	71	239	199	38,363	28,862	842	601	7,542	5,682
Total Proved	67	71	239	199	59,609	43,521	1,394	971	11,635	8,494
Total Proved plus Probable										
Olds Gas Field Unit No. 1	0	0	0	0	21,767	15,016	565	378	4,192	2,880
Others	69	73	251	209	39,440	29,661	862	616	7,756	5,841

Total Proved plus Probable	69	73	251	209	61,207	44,677	1,427	993	11,948	8,721

Drilling History

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the periods indicated.

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Gross(1)	Net(2)	Gross(1)	Net(2)
Exploratory				
Oil	-	-	-	-
Gas	11	4.6	19	15
Service	-	-	-	-
Dry	5	3.3	9	8
Total	**16**	**7.9**	**28**	**23**
Development				
Oil	6	5.6	6	6
Gas	56	52.6	55	38
Service	-	-	0	0
Dry	3	2.7	0	0
Total	**65**	**60.9**	**61**	**44**

Notes:

(1) "**Gross**" wells means the number of wells in which the Corporation has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

Capital Expenditures

In 2004, exploration and development capital expenditures were $122,209,000, which resulted in a proved plus probable reserves finding and development cost of $17.68/boe(1). The breakdown for the Corporation's capital expenditures during 2004 is presented below:

	($ 000's)
Drilling and Completions	64,459
Facilities	36,084
Seismic	1,133
Land	16,795
Capitalized G&A	3,738
Total Exploration and Development Capital	122,209
Acquisitions/dispositions	(37,644)
East Coast	210
Other	153
Total	**84,928**

Note:

(1) Exploration and development capital expenditures, excluding amounts spent on assets transferred to ProspEx Resources Ltd., were $72.0 million for the year ended December 31, 2004.

Future Development Costs

The following table sets forth the amount of future development costs estimated, in total, calculated using no discount and using a discount rate of 10% in respect of development costs deducted in the estimation of future net revenue:

	Reserves Case (MM$)		
	Proved	Proved	Proved plus Probable
	Constant Prices & Costs	Forecast Prices & Costs	Forecast Prices & Costs
2005	25.7	25.7	31.5
2006	15.0	15.3	18.5
2007	8.7	9.0	17.0
2008	2.2	2.3	13.1
2009	0.7	0.7	0.7
Thereafter	4.9	6.9	6.9
Total (Undiscounted)	57.2	59.9	87.7
Total (Discounted at 10%)	47.4	48.4	70.8

Future Commitments

At December 31, 2004, the Corporation had the following hedging positions in place:

Commodity	Contract Type	Contract Period	Notional Contract Amounts (gj/d)	Average fixed Price ($/gj)	Unrecognized gain/(loss) at December 31, 2004
Gas	AECO Collar	Jan. 1, 2005 to Mar. 31, 2005	2,500	5.50-9.25	-
Gas	AECO Fixed Price	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.01	179,126
Gas	AECO Collar	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.00-10.25	178,001
Gas	AECO Fixed Price	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.50	290,502
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	7.72	87,777
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	8.05	414,252
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	9.10	194,726
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	12,000	7.25	246,413
Gas	AECO Fixed	Feb. 1, 2005 to	2,500	7.74	121,100

Commodity	Contract Type	Contract Period	Notional Contract Amounts (gj/d)	Average fixed Price ($/gj)	Unrecognized gain/(loss) at December 31, 2004
	Price	Feb. 28, 2005			
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	9.10	216,300
Gas	AECO Fixed Price	Mar. 1, 2005 to Mar. 31, 2005	2,500	7.53	117,800

Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.25	658,050
Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.35	711,550
Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.50	791,800
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	7.35	93,800

Development

During 2005, the Corporation intends to undertake natural gas development projects that realize commercial value with low finding and development costs.

The budgeted capital program for 2005 is approximately $40 million. Olds is planned to be the main focus area with a 27 well drilling program planned through the end of 2005 comprised of 5 Wabamun, 4 Pekisko, 3 Viking and 15 Belly River/Edmonton wells. At Swalwell, the Corporation will drill up to 10 Viking wells during 2005.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. There are approximately 400 net wells to be reclaimed. The total abandonment and reclamation costs are estimated to be $41.2 million (without discount) and $11.0 million discounted at 7%. In the next three financial years a total of $1.3 million of the costs are expected to be incurred.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the net profits interest on underlying oil and gas properties and the deduction of interest on the Notes held by the Trust. Therefore, it can be expected that no income tax liability would be incurred by the Trust for as long as the organization maintains this corporate tax structure.

INFORMATION CONCERNING ESPRIT ENERGY TRUST

Trust Units

The beneficial interests in the Trust are divided into interests of one or more class, described and designated as Trust Units, which are entitled to the rights and subject to the limitations, restrictions and conditions set out in the Trust Indenture.

Authorized Classes

The Trust has two classes of Trust Units, consisting of Class A Trust Units and Class B Trust Units. As at December 31, 2004, an aggregate of 40,103,380 Trust Units were issued and outstanding, consisting of 12,831,794 Class A Trust Units and 27,271,586 Class B Trust Units.

Voting

Each Trust Unit entitles the holder thereof to one vote at all meetings of the holders of Trust Units or in respect of any written resolution.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority.

Transferability

Each Trust Unit is freely transferable subject to any restrictions placed upon a given class pursuant to the Trust Indenture. No Class B Trust Unit may be transferred to a person who is a Non-Resident.

Redemption and Conversion

Each Trust Unit is not subject to pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Redemption Right".

Each Class A Trust Unit is convertible at the election of the holder into one Class B Trust Unit provided that the holder thereof provides a Residency Declaration to the effect that such holder is not a Non-Resident. Each Class B Trust Unit is convertible at the election of the holder into one Class A Trust Unit provided that such conversion would not cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold.

Exclusionary Offer

If an offer is made to purchase Class A Trust Units that must, by reason of securities legislation or stock exchange requirements, be made to all or substantially all of the owners of Class A Trust Units and such offer is not made concurrently with an offer to purchase Class B Trust Units that is identical to the offer to purchase Class A Trust Units in terms of price per Trust Unit and in all other material respects, then each outstanding Class B Trust Unit shall be convertible into one Class A Trust Unit at the option of the holder thereof from the day the offer is made until the expiry date of the offer. In these circumstances, the Ownership Threshold would not apply in respect of the Class A Units. An election of the holder of Class B Trust Units to exercise this conversion right shall also be deemed to constitute the irrevocable election by the holder to deposit such units pursuant to the offer and to exercise a right of the holder to convert such units back into Class B Trust Units if such units are not taken up and paid for under the offer. Similar provisions apply in respect on an exclusionary offer for Class B Trust Units.

However, the Trust Indenture restricts the coat-tail provisions to ensure that the Ownership Threshold is not violated and to ensure Non-Residents do not acquire Class B Trust Units by providing that:

(a) holders of Class A Trust Units do not have the right to convert Class A Trust Units to Class B Trust Units where an exclusionary offer is made for the Class B Trust Units if the offeror is a Non-Resident (this would not be a valid offer because a Non-Resident is not permitted to hold Class B Trust Units);

(b) where Class B Trust Units are converted to Class A Trust Units upon an exclusionary offer being made for the Class A Trust Units, those units will be immediately converted back to Class B Trust Units upon being taken up and paid for to preserve the relative number of Class A Trust Units and Class B Trust Units outstanding both before and after the bid;

(c) if a Non-Resident acquires 10% or more of the outstanding Class A Trust Units (including Class A Trust Units issued on the conversion of Class B Trust Units) the Non-Resident shall not be entitled to vote or receive distributions in respect to all of such units;

(d) if Class A Trust Units or Class B Trust Units are tendered to an exclusionary offer for the Class B Trust Units or the Class A Trust Units, respectively, the deemed conversion of such Trust Units is delayed until the take-up of the units pursuant to the offer and not before; and

(e) if an exclusionary offer is withdrawn or expires, or trust units that are tendered to an exclusionary offer are withdrawn, no conversion will occur.

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed as "shares" in either the Corporation or the Trust. As holders of Trust Units in the Trust, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of the anticipated distributable income from the Corporation and the ability of the Corporation to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Post-Arrangement Entitlements

An unlimited number of Post-Arrangement Entitlements may be created and issued pursuant to the Trust Indenture. Post-Arrangement Entitlements were issued under the Arrangement to persons who did not provide or did not properly complete a Residency Declaration. Post-Arrangement Entitlements entitle the holders thereof to receive either Class A Trust Units or Class B Trust Units to which they would have been entitled to receive under the Arrangement only at such time as the holder completes and delivers a Residency Declaration to the transfer agent of the Trust. As at December 31, 2004, an aggregate of 79,618 Post-Arrangement Entitlements were issued and outstanding.

Each Post-Arrangement Entitlement entitles the holder to one vote at any meeting of the holders of Trust Units. **Post-Arrangement Entitlements may not be transferred and are not entitled to distributions declared on the Trust Units. In addition, Post-Arrangement Entitlements are not entitled to any distributions of the Trust's net assets in the event of termination or winding-up of the Trust.**

Post-Arrangement Entitlements are not subject to redemption. Holders of Post-Arrangement Entitlements who provide the Trust with a Residency Declaration to the effect they are not a Non-Resident may exchange their Post-Arrangement Entitlements for Class B Trust Units. Holders of Post-Arrangement

Entitlements who provide the Trust with a Residency Declaration to the effect they are a Non-Resident may exchange their Post-Arrangement Entitlements for Class A Trust Units, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the TSX, with the net proceeds thereof, less any applicable withholding tax, being remitted to the holder in lieu of the Class A Trust Units to which the holder would otherwise be entitled.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of unitholders as may be prescribed. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by the Corporation or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued one Special Voting Unit to the Voting and Exchange Trust Agreement Trustee, which entitles the holders of record of Exchangeable Shares to a number of votes at meetings of Unitholders equal to the aggregate equivalent vote amount.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all business operations are carried out by the Corporation. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and the Corporation are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Trustees, upon the recommendation of the board of directors of the Corporation may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Cash Distributions

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of the Corporation, receive distributions in respect of prepayments of principal on the Notes made by the Corporation to the Trust before the maturity of the Notes.

Cash distributions are made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date, or if such day does not follow a business day, the next following business day. The following cash distributions were made to Unitholders in the year ended December 31, 2004:

Record Date	Payment Date	Per Trust Unit	Total
October 29, 2004	November 15, 2004	$0.14	$5,581,597
November 30, 2004	December 15, 2004	$0.14	$5,592,982
December 31, 2004	January 17, 2005	$0.14	$5,613,887

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive the Market Redemption Price.

For the purposes of this calculation, "market price" in respect of a given class of Trust Units, is an amount equal to the simple average of the closing price of the applicable class of Trust Units for each of the trading days on the applicable stock exchange or other market on which the applicable class of Trust Units are quoted for trading and on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the applicable class of Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there

was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the Closing Market Price on each of the 10 trading days. The "closing market price" in respect of a given class of Trust Units shall be: an amount equal to the closing price of the applicable class of Trust Units on the applicable exchange if there was a trade on the date; if the applicable exchange does not provide for a closing price for the applicable class of Trust Units, an amount equal to the average of the highest and lowest prices of the applicable class of Trust Units if there was trading on such date; or if there was no trading on such date, the average of the last bid and last ask prices of the applicable class of Trust Units.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash (cheque) payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "Monthly Limit"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. Unitholders receiving a distribution in specie of securities of the Trust will be entitled to receive a price per Trust Unit (hereinafter called the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Trust and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by the Trust, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by the Trust on the date such Trust Units were tendered for redemption, each such class of other securities divided by the number of Trust Units of the Trust outstanding on such date. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. The Trust shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date.

In the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption, and, for all Trust Units tendered on the same date, on a pro rata basis up to the maximum total amount which does not exceed the Monthly Limit and, subject to the receipt of any applicable regulatory approvals, by a distribution in specie of securities held by the Trust on a *pro rata* basis.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Class A Trust Units or Class B Trust Units, as applicable, are not listed for trading on any stock exchange or market which the board of directors of the Corporation considers, in its sole discretion, provides representative fair market value price for the applicable class of Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the applicable class of Trust Units are listed for trading or, if not so listed, on any market on which the applicable class of Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive the In Specie Redemption Price.

This redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Securities which may be distributed in specie to Unitholders in connection with a

redemption will not be listed on any stock exchange and no market is expected to develop in such Securities. In addition, the Securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains a prohibition on the ownership of Class B Trust Units by Non-Residents and requires that at any given time, the number of Class A Trust Units issued and outstanding may not exceed the Ownership Threshold.

To ensure that Non-Residents continue not to hold any Class B Trust Units, the Trust shall, among other things, take all necessary steps to periodically monitor the ownership of the Class B Trust Units. If at any time the Trust becomes aware that a Non-Resident holds a Class B Trust Unit, the Trust shall take such action as may be necessary to maintain the residency restriction applicable to the Class B Trust Units, including but not limited to requiring that Class B Trust Units be removed from any book-based holding system, certificated and sold to a person who is not a Non-Resident or redeemed.

Meetings of Unitholders

The Trust Indenture provides that annual meetings of Unitholders must be called and held for, among other matters, the appointment of Trustees of the Trust and the appointment of auditors of the Trust.

Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders are entitled to pass resolutions that will bind the Trustees in respect of, among other things, the termination of the Trust, the sale of all or substantially all of the assets of the Trust and any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval. Except in respect of the election or removal of one or more trustee, the appointment of an inspector or the appointment or removal of auditors, any action taken or resolution passed, shall be by special resolution requiring the affirmative vote of the holders of more than 66⅔% of the Trust Units.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person or represented by proxy and representing in the aggregate not less than 20% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Class B Trust Units equivalent in number to the votes attaching to such Special Voting Units.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed or made available by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are made available to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

For a list of the Trustees of the Trust, see "Trustees, Directors and Officers". The Trustees are responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The initial term of the appointment of each of the Trustees is until the first annual meeting of Unitholders. The Unitholders shall, at each annual meeting of the Unitholders, re-appoint, or appoint successors to the Trustees for an additional one year term.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust. In particular, the Board of Trustees has delegated to the Corporation responsibility for any and all matters relating to, among other things, the following:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust's assets;

(c) to maintain records and provide reports to Unitholders;

(d) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement) and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(e) to effect payment of Distributions to the Unitholders;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any securities comprising the Trust's assets (including the Notes);

(g) subject to the limitations contained in the Trust Indenture, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust's assets on such terms and conditions as shall deem to be in the best interests of the Unitholders;

(h) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust;

(i) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust's assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(j) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the undertaking of the Trust or income of the Trust, or imposed upon or against the Trust's assets, the undertaking of the Trust or income of the Trust, or any part thereof;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted under the terms of the Trust Indenture; and

(l) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Indenture.

Liability of the Trustees

The Trustees, and the officers and agents of the Trust shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustees of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, entering into the Administration Agreement and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustees have, with the consent of the Corporation, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to the Corporation thereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to the Corporation in accordance with the terms of the Trust Indenture or under the Administration Agreement, unless and to the extent such liabilities arise out of the gross negligence, dishonesty or fraud of the Trustees or any of the Trust's officers or agents. In the exercise of the powers, authorities or discretion conferred upon the Trustees

under the Trust Indenture, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the members of the Board of Trustees.

Amendments to the Trust Indenture

The provisions of the Trust Indenture may only be amended by the Trustees with the consent of Unitholders evidenced by Special Resolution; provided that the Trustees may, without the consent of the Unitholders, amend the Trust Indenture at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(b) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Trust Indenture or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authorities having jurisdiction over the Trustees or the Trust; or

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act, without the consent of the Unitholders. In addition, no such amendment shall modify the right to one vote per class of Trust Unit or reduce the fractional undivided interest in the Trust's assets represented by any class of Trust Unit without the consent of the holder of such Trust Unit.

Termination of the Trust

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustees will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all

known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust.

Voting of Securities Held by the Trust

The securities (including the Common Shares and the Notes) held from time to time by the Trustees as part of the Trust's assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Trust holds securities, at which the holders of such securities are entitled to vote. However, the Trustees may not at any time under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Trust or the Corporation with any other corporation except with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust's assets, pursuant to an in specie redemption (as defined herein), pursuant to any security granted, pursuant to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

(i) the Corporation;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of the Corporation except pursuant to any security granted by the Corporation, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Trust;

(ii) the Corporation;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of the Corporation to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution.

SHARE CAPITAL OF ESPRIT EXPLORATION LTD.

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares. The Trust is the sole holder of the issued and outstanding Common Shares. An aggregate of 2,424,415 Exchangeable Shares were issued pursuant to the Arrangement.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the Board of Directors on the Common Shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the Common Shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Corporation upon the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the Common Shares.

Exchangeable Shares

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units. In addition, holders of Exchangeable Shares have the right to receive Class B Trust Units at any time in exchange for their Exchangeable Shares and the provision of a Residency Declaration, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Class B Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Class B Trust Unit, the number of Class B Trust Units to be delivered will be rounded to the nearest whole number of Class B Trust Units. Holders of Exchangeable Shares do not receive cash distributions from the Trust or the Corporation. Rather, the Exchange Ratio is adjusted to account for distributions paid to Unitholders. The Exchangeable Shares are not to be listed on any stock exchange. As at December 31, 2004, an aggregate of 2,048,795 Exchangeable Shares were issued and outstanding.

Ranking

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to the Trust from time to time.

Dividends

The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include Class B Trust Units), cumulative preferential cash dividends. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Corporation will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under "Amendment and Approval":

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which ranks superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation dissolution.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of the Corporation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled, subject to applicable law, to receive from the Corporation, in respect of each such Exchangeable Share, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Class B Trust Unit, which payment shall be satisfied by the

Corporation delivering that number of Class B Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or ExchangeCo) all but not less than all of the Exchangeable Shares then outstanding on payment to each holder of an amount per Exchangeable Shares equal to the Liquidation Amount, to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time and in accordance with the provisions governing the Exchangeable Shares, and upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be determined by multiplying the current market price of a Class B Trust Unit and the Exchange Ratio to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust Liquidation Event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares prior to such Trust Liquidation Event at a purchase price per Exchangeable Share to be determined by multiplying the Current Market Price of a Class B Trust Unit and the Exchange Ratio, to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time. "Trust Liquidation Event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of, the Trust receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Corporation to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of retraction (the "Retraction Date") by the Current Market Price of a Class B Trust Unit, which payment will be satisfied by the delivery of such number of Class B Trust Units equal to the Exchange Ratio. Fractional Class B Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Class B Trust Unit will be rounded to the nearest whole

number of Class B Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to the Corporation the certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, a Residency Declaration and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date.

When a holder requests the Corporation to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Corporation to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Class B Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, the Corporation will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Corporation as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Corporation. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Corporation to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Corporation, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement - Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, the Corporation is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Corporation will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Corporation will be deemed to have required the Trust or ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Class B Trust Units on the Retraction Date pursuant to the Exchange Right. See "Voting and Exchange Trust Agreement - Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and ExchangeCo, the Corporation:

(a) will, on the third anniversary of the Effective Date, subject to extension of such date by the board of directors of the Corporation (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Class B Trust Units;

(b) may, on the second anniversary of the Effective Date (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Class B Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2005 (the "Annual Redemption Date"), redeem up that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Class B Trust Units; and

(d) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 423,000 (other than Exchangeable Shares held by the Trust and its subsidiaries as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, Optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

The Corporation will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Corporation.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Corporation on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercise the Redemption Call Right, then the Corporation's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Corporation or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or amended only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Trust, ExchangeCo or any of their subsidiaries and affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the

business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Corporation under the Support Agreement

Pursuant to the Exchangeable Share Provisions, the Corporation has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with their obligations under the Support Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of the Corporation, the Trust or ExchangeCo to deliver Class B Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Class B Trust Units to the transfer agent who shall sell such Class B Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Class B Trust Units (rounded to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Class B Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares a copy of the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy

circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and The Corporation are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, the Corporation, the Trust or ExchangeCo will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Exchange Right.

The purchase price payable by the Trust or ExchangeCo for each Exchangeable Share to be purchased under the Exchange Right will be satisfied by the issuance of that number of Class B Trust Units equal to the Exchange Ratio as at last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Pursuant to the Support Agreement:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or

winding-up of the Corporation, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by the Corporation; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of the Corporation.

The Support Agreement also provides that the Trust will not:

(a) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or right to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(i) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

(ii) rights, options or warrants other than those referred to above;

(iii) evidences of indebtedness of the Trust; or

(iv) assets of the Trust other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(e) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(g) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(h) it has received the prior written approval of the Corporation and the holders of the Exchangeable Shares.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units which is effected with the consent or approval of the trustees of the Trust or the Corporation, the Trust

will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, ExchangeCo or any of their respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of the Corporation, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all the assets of the Trust. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the Corporation and the Board of Trustees are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Class B Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Class B Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

Terms and Issue of Notes

Notes were issued to the Trust under the Note Indenture in consideration for the issuance of Trust Units pursuant to the Arrangement. The Notes are unsecured, payable on demand and bear interest from the date of issue at a rate of 11% per year. Interest is be due and payable for each month during the term of the Note Indenture on the 10th day of the month following such month.

Pursuant to the terms of the Note Indenture, the Corporation is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus. Unless the Note is called, the Corporation is not required to make any payment in respect of principal until September 30, 2014, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust, the Non-Fund Holders, own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Trust Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Trust Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to

allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is the holder of all of the issued and outstanding Notes.

Ranking

The Notes are unsecured debt obligations of the Corporation and rank pari passu with all other unsecured indebtedness of the Corporation, but subordinate to all secured debt.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if the Corporation has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $1,000,000 and the Corporation has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same; (vi) the Corporation ceasing to carry on its business; and (vii) material default by the Corporation under material agreements if property having a fair market value in excess of $1,000,000 is liable to forfeiture or termination.

NPI AGREEMENT

The Corporation and the Trust have entered into the NPI Agreement, pursuant to which the Corporation granted and set over to the Trust the NPI, being the right to receive certain payments in respect of petroleum and natural gas rights held by the Corporation from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to the Corporation, the Trust shall pay the Corporation an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Corporation from time to time ("Property interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by the Corporation of such indebtedness. In addition, the Trust will pay over to the Corporation, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by the Corporation. The Trust shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from the Corporation for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The Corporation may

acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If the Corporation wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by the Corporation, such disposition must be approved by a Special Resolution. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

MARKET FOR THE TRUST UNITS

The Class A Trust Units and Class B Trust are listed and posted for trading on the TSX under the trading symbols "EEE.A" and "EEE.B", respectively. The following table sets forth the market price ranges and the aggregate volume of trading of the Class A Trust Units and Class B Trust Units on the TSX for the periods indicated:

Class A Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class A Trust Units)
2004				
October (5 to 31)	13.50	12.00	12.18	4,245,761
November	12.82	11.80	12.65	2,918,618
December	12.64	11.85	12.30	3,072,192

Class B Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class B Trust Units)
2004				
October (5 to 31)	13.65	11.75	12.05	6,039,048
November	12.89	11.75	12.80	7,283,886
December	12.85	12.11	12.39	4,926,407

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Trust and Directors and Officers of the Corporation

The name, municipality of residence, principal occupation for the prior five years and position, of each of the Trustees of the Trust and the directors and officers of the Corporation are as follows:

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
D. Michael G. Stewart *Calgary, Alberta*	Chairman of the Boards of Trustees (since August 2004) Chairman of the Board of Directors (member since 2002, Chairman since October 2004)	Principal, Ballinaccura Group of investment companies since March 2002; prior thereto, a number of senior executive positions with Westcoast Energy Inc.
Donald R. Gardner *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2004)	Chief Financial Officer, Canadian Spirit Resources Inc. (oil and gas company) since January 2003; prior thereto Management Consultant since May 2002; prior thereto, Executive Vice President, Chief Financial Officer and Secretary (or predecessor positions) of Esprit Exploration Ltd. from December 1999 to May 2002; prior to September 24, 1999, Senior Vice President and Chief Financial Officer of Rigel Energy Corporation (oil and gas company).
John E. Panneton *Toronto, Ontario*	Trustee (since August 2004) Director (since 1998)	President of Goodman Private Wealth Management since July 2003, and Vice Chairman and a director (or predecessor positions) of Dundee Securities Corporation (securities dealer) since May 1998.
Eric L. Schwitzer *Vancouver, British Columbia*	Trustee (since August 2004) Director (since October 2004)	Managing Partner, Enterprise Capital Management Inc. (investment management company) since June 2003; from June 2002 to May 2003, a consultant and corporate director; prior thereto, Senior Vice President, Strategic Development, Westcoast Energy Inc. (energy services company).
W. Mark Schweitzer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of Superior Plus Income Fund since 1997.
Douglas W. Palmer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Member of Board of Trustees of Calpine Natural Gas Trust from 2003 to February 2005; prior thereto, Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001.
Stephen J. Savidant *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2002) President and	President and Chief Executive Officer of Esprit Exploration Ltd. since May 2002; prior thereto, Investor since December 2001; prior thereto, President and Chief Executive Officer of Canadian Hunter

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
	Chief Executive Officer	Exploration Ltd. (oil and gas company) since June 1998; prior thereto President and Chief Operating Officer of Canadian Hunter Exploration Ltd. since 1996.
Stephen B. Soules *Calgary, Alberta*	Trustee (since August 2004) Director (since October 2004) Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd. since October, 2004; prior thereto, Senior Vice President and Chief Financial Officer of Esprit Exploration Ltd. from May, 2002 to October, 2004; prior thereto, Investor since February, 2002; prior thereto, Advisor to Burlington Resources Canada Ltd. (oil and gas company) since December, 2001; prior thereto, Chief Financial Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since April 1997.
Gregory A. Jerome *Calgary, Alberta*	Vice President, Finance and Corporate Secretary	Vice President, Finance and Corporate Secretary of Esprit Exploration Ltd. since October, 2004; prior thereto, Treasurer and Corporate Secretary with Esprit Exploration Ltd. from February 2003 to October, 2004; prior thereto Treasurer or predecessor positions with Esprit Exploration Ltd. since May, 1999; prior thereto, Chartered Accountant with PricewaterhouseCoopers since 1997.
Rodger D. Trimble *Calgary, Alberta*	Vice President, Exploitation	Vice President, Exploitation of Esprit Exploration Ltd. since October, 2004; prior thereto, General Manager, Engineering of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Asset Manager of Burlington Resources Canada Ltd. (oil and gas company) since December 2001; prior thereto, Country Manager of Canadian Hunter Argentina S.A. (oil and gas company).
Patrick C. Connors *Calgary, Alberta*	Vice President, Engineering	Vice President, Engineering of Esprit Exploration Ltd. since October 2004; prior thereto, General Manager, Drilling and Field Operations of Esprit Exploration Ltd. from September 2001 to October, 2004; prior thereto, Business Unit Drilling Manager of AEC Oil & Gas (oil and gas company) since May 2000; prior thereto, Drilling Superintendent of Crestar Energy Inc. (oil and gas company) since October 1999; prior thereto, Manager, Drilling and Completions of Rigel Oil & Gas Ltd. (oil and gas company) since 1997.
Michael J. St. Clair *Calgary, Alberta*	Vice President, Marketing and Risk Management	Vice President, Marketing and Risk Management of Esprit Exploration Ltd. since October, 2004; prior thereto,

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
		Manager, Marketing of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Manager, Marketing of Canadian Hunter Exploration Ltd. (oil and gas company).

All Trustees of the Trust are also members of the Board of Directors of the Corporation. The Board of Trustees has one committee, the Audit Committee, comprised of Messrs. Schweitzer (Chairman), Gardner, Palmer and Schwitzer. The Board of Directors has one committee, the Human Resources and Corporate Governance Committee, comprised of Messrs. Panneton (Chairman), Gardner, Palmer and Schwitzer. Mr. Stewart, as Chairman of the Board of Trustees and Board of Directors is *ex officio* a member of both committees. The Board of Directors of the Corporation as a whole considers issues relating to oil and gas reserves and environmental, health and safety issues.

As at March 15, 2005, the Trustees and the directors and executive officers of the Corporation, as a group, beneficially, owned, directly or indirectly, 138,831 Class B Trust Units and 177,275 Exchangeable Shares or approximately 0.7% of the issued and outstanding Trust Units (including Trust Units issuable upon the exchange of Exchangeable Shares). The information as to Trust Units beneficially owned, not being within the knowledge of the Trust or the Corporation, has been furnished by the respective individuals.

Certain directors of the Corporation are associated with other companies, which may give rise to conflicts of interest. In accordance with the *Canada Business Corporations Act*, directors who have an interest in a material contract or a material transaction, whether made or proposed, with the Corporation are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the *Canada Business Corporations Act*. In addition, each director is required to act honestly and in good faith with a view to the best interests of the Corporation.

RISK FACTORS

An investment in the Trust should be considered highly speculative due to the nature of the Trust and the activities present stage of the development of the Corporation. The following is a summary of certain risk factors relating to the Trust and the activities of the Corporation and the ownership of Trust Units and Exchangeable Shares.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. The Trust's sole assets will be its shares in the Corporation, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit will be a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties on a profitable basis. Changes in market conditions may adversely affect the trading price of the Trust Units. As a result of the restrictions on the residency of holders of

Class B Trust Units, the market price of the Class A Trust Units and the market price of the Class B Trust Units may vary and such variance may be significant.

One of the factors that may influence the market price of Trust Units is the level of prevailing interest rates relative to the yield achieved by holders of Trust Units based on annual distributions thereon. Accordingly, an increase in market interest rates may lead purchasers of Trust Units to expect a higher effective yield, which could adversely affect the market price of Trust Units. In addition, the market price for Trust Units may be affected by changes in general market conditions, fluctuations in the markets for equity and debt securities, interest rates and numerous other factors beyond the Trust's control.

As the Trust is not a corporation, holders of Trust Units will not have the statutory rights normally associated with the ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions and statutory rights of "dissent" available pursuant to corporate statutes. In addition, the benefits of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Exchangeable Shares

Holding Exchangeable Shares should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of distributions or dividends, as applicable, at the prevailing market price of a Trust Unit at the time at which any such distributions are made on the Trust Units or any such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period.

Post-Arrangement Entitlements

Holders of Post-Arrangement Entitlements do not receive distributions on, nor will distributions accrue on, such Post-Arrangement Entitlements. Therefore, the longer a holder of Post-Arrangement Entitlements refrains from delivering a Residency Declaration, the greater economic return such holder foregoes.

In order to receive future distributions and to vote at future meetings of holders of Trust Units, holders of Post-Arrangement Entitlements are required to deliver a Residency Declaration to the transfer agent of the Trust. Holders of Post-Arrangement Entitlements who deliver a Residency Declaration to the effect they are not a Non-Resident will receive Class B Trust Units in exchange for such Post-Arrangement Entitlements. Holders of Post-Arrangement Entitlements who deliver a Residency Declaration to the effect they are a Non-Resident will receive Class A Trust Units in exchange for such Post-Arrangement Entitlements, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the TSX with the net proceeds thereof, after expenses, less any applicable withholding tax, being remitted to the holder in lieu of the Class A Trust Units to which the holder would otherwise be entitled.

Loss of Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Sale of Additional Trust Units

The Trust may issue an unlimited number of additional Trust Units in the future to finance its activities without the approval of Unitholders. The Board of Trustees has the discretion to set the price and terms of the issuance of any such additional Trust Units and any such issuance may have a dilutive effect on the holders of Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes.

Dependence on the Corporation

The Trust is a limited purpose trust which is entirely dependent upon the operations and assets of the Corporation through its ownership, directly and indirectly, of the Common Shares and the Notes and the holding of the NPI. Accordingly, the Trust is dependent upon the ability of the Corporation to meet its

interest and principal repayment obligations under the Notes, its interest and principal obligations under credit or debt facilities with banks and other financial institutions and to make payments under the NPI.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can be no longer economically produced. As a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Reserve Estimates

The production forecasts and recoverable estimates contained in the GLJ Report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of GLJ.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Future oil and gas production, and therefore Distributions of Distributable Cash, are highly dependent upon success in exploiting the current reserves base and acquiring or discovering additional reserves. Absent commodity price increases or cost effective acquisition and development activities, Distributions of Distributable Cash will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the ability of the Corporation to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired. In addition, The Corporation does not reinvest cash flow in the same manner as Esprit Exploration Ltd. did prior to the Arrangement, which could make it more difficult to maintain or expand its oil and gas reserves. Also, to the extent that the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash, all other factors remaining equal, will be reduced.

The future oil and natural gas production of the Corporation, and therefore its cash flows, will be highly dependent on its success in exploiting its reserve base and acquiring additional reserves. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by the Corporation for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on the operations, proved reserves, and financial condition of the Corporation, including its ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner that adversely affects Unitholders.

Operational Matters

The operation of oil and gas wells involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and potentially including possible liability to third parties. Although the Corporation maintains liability insurance, where available, in amounts consistent with customary industry standards practice, it may not be fully insured against all of these risks. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, depend upon many factors, including the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or its subsidiaries to certain properties. Any such circumstances could impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Acquisition Risks

The Corporation intends to continue acquiring oil and natural gas properties. Although the Corporation performs a review of the acquired properties that it believe is consistent with industry practices, it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its review efforts on the higher-value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal every existing or potential problem, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved and probable oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and the Corporation actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions,

access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust and the Corporation.

Environmental Risks

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulation may result in the imposition of fines or issuances of clean up orders in respect of the Corporation or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on the Corporation. There is no assurance that future environmental costs will not have a material adverse effect on the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Kyoto Protocol

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase our costs and have a material adverse impact on the Corporation and the Trust.

Debt Obligations

The Corporation may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by the Corporation may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by the Corporation of its obligations under the Notes or the NPI Agreement. This might result in lower levels of current or future Distributable Cash for the Trust.

Lenders will be provided with security over all of the assets of the Corporation. If the Corporation becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of the Corporation.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of the Corporation

The Corporation is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by the Corporation are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. The Corporation intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and noncapital losses carried forward from Esprit Exploration Ltd., if any, plus resource pools and UCC created by capital expenditures of the Corporation. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of the Corporation, then cash taxes would be payable by the Corporation. In addition, there can be no assurance that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Notes. If such a challenge were to succeed against the Corporation, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time will also be determined by a number of factors which are beyond the control of management and such trading prices may be greater or less than the net asset value of the Trust's assets.

Residual Liabilities

Pursuant to the Arrangement, the Corporation is the corporation resulting from the amalgamation of Esprit Exploration Ltd. and Esprit Acquisition Corp. As a result, the Corporation has retained all liabilities of Esprit Exploration Ltd., including liabilities relating to corporate and income tax matters, not specifically transferred to ProspEx Resources Ltd.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Trust and the Corporation are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana or AECO Hub, Alberta), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations

between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta *Environmental Protection and Enhancement Act* (the "AEPEA"), which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making

increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Trends

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, natural production declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geo-political unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Equity financings may become more difficult and selective in the future forcing companies to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

A final trend appears to be the establishment of a number of start-up companies with experienced management teams that are available as a result of industry consolidation over the past two years. This may result in greater competition for a number of the smaller corporate and property acquisitions that will be available.

LEGAL PROCEEDINGS

While the Corporation is the subject of several claims and is also pursuing a number of its own claims against third parties, the Corporation is not aware of any material legal proceedings against it or the Trust nor are any such proceedings known by the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees of the Trust or directors, executive officers or senior officers of the Corporation, or any direct or indirect Unitholder of the Trust who beneficially owns, or who exercises control over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the three most recently

completed financial years or during the current financial year that has materially affected or will materially affect the Trust or the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts currently in effect and entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. the Trust Indenture,

2. the Administration Agreement referred to under "Information Concerning Esprit Energy Trust";

3. the Performance Unit Incentive Plan of the Trust; and

4. an arrangement agreement dated March 14, 2005 between the Trust, Esprit Exploration Ltd. and Resolute Energy Inc.

INTERESTS OF EXPERTS

As at the date hereof, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Trust or its associates or affiliates.

As at the date hereof, the principals of Gilbert Laustsen Jung Associates Ltd., the independent reserves evaluators appointed by the Board of Directors, as a group did not beneficially own any outstanding Trust Units.

AUDIT COMMITTEE MATTERS

Mandate of the Audit Committee

Policy Statement

It is the policy of Esprit Energy Trust (the "Trust") to establish and maintain an Audit Committee, composed entirely of independent trustees, to assist the Board of Trustees (the "Board") in carrying out their oversight responsibility for the Trust's and its subsidiaries and affiliates (collectively "Esprit") internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three trustees. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Human Resources and Corporate Governance Committee of its subsidiary Esprit Exploration Ltd. (the

"Corporation") in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each trustee appointed to the Audit Committee by the Board shall be an outside trustee who is unrelated. An outside, unrelated trustee is a trustee who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Audit Committee shall be "financially literate". In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements, and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A trustee appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5. The Chairman of the Board of Directors shall be an *ex officio* member of the Committee.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.

2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

3. Notice of a meeting of the Audit Committee shall:

   (a) be in writing;

   (b) state the nature of the business to be transacted at the meeting in reasonable detail;

   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

4. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

5. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:

   (a) identify and monitor the management of the principal risks that could impact the financial reporting of Esprit;

   (b) monitor and, as required, evaluate the integrity of Esprit's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) monitor the independence and performance of Esprit's external auditors;

   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (e) directly oversee the external audit process and results (in addition to items described in Section 4 below);

   (f) provide an avenue of communication among the external auditors, management of the Corporation and the Board;

   (g) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

   (h) ensure that an appropriate Code of Conduct is in place and understood by employees, directors and trustees of Esprit.

2. The Audit Committee shall have the authority to:

   (a) inspect any and all of the books and records of Esprit;

   (b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts,

records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c) engage consultants, independent counsel and other advisors as it determines necessary to carry out its duties; and

(d) to set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:

(a) review the annual audit plan with the Trust's external auditors and with management of the Corporation;

(b) discuss with management of the Corporation and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c) review with management of the Corporation and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management of the Corporation or significant accounting issues on which there was a disagreement with management of the Corporation;

(e) review with senior management of the Corporation the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of the Corporation of all significant variances between comparative reporting periods;

(g) consider and review with management of the Corporation, the internal control memorandum or letter containing the recommendations of the external auditors and the Corporation's management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of Esprit and subsequent follow-up to any identified weaknesses;

(h) review with management of the Corporation and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information,

including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

(j) oversee, any of the financial affairs of Esprit and, if deemed appropriate, make recommendations to the Board, external auditors or management.

5. The Audit Committee shall:

(a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b) consider the recommendations of management of the Corporation in respect of the appointment of the external auditors;

(c) pre-approve all non-audit services to be provided to Esprit by its external auditors';

(d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

(a) review with management of the Corporation at least annually, the financing strategy and plans of Esprit; and

(b) review all securities offering documents (including documents incorporated therein by reference) of Esprit.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by Esprit with respect to risks inherent in its operations and potential liabilities incurred by the trustees, directors or officers of the Corporation in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer of the Corporation and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by

any member of the Board, a unitholder of the Trust, the external auditors, or senior management of the Corporation.

10. The Audit Committee shall periodically review with management of the Corporation the need for an internal audit function.

11. The Audit Committee shall review Esprit's accounting and reporting of environmental costs, liabilities and contingencies.

12. The Audit Committee shall establish and maintain procedures for:

    (a) the receipt, retention and treatment of complaints received by Esprit regarding accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of Esprit of concerns regarding questionable accounting or auditing matters.

13. The Audit Committee shall review and approve Esprit's hiring policies regarding employees and former employees of the present and former external auditors.

14. The Audit Committee shall review with Esprit's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Esprit's financial statements, and any enquiries received from regulators, or government agencies.

15. The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Mark Schweitzer (Chairman)	Yes	Yes	Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants. Mr. Schweitzer has significant experience with public companies, currently as the Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund and previously as Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. and in senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda Inc. Mr. Schweitzer also held various audit responsibilities with Ernst & Young, Chartered Accountants in Toronto.
Donald R. Gardner	Yes	Yes	Mr. Gardner holds a Bachelor of Commerce degree from the University of Alberta and a Masters of Science Degree (Business Administration) from the University of British Columbia. Mr. Gardner has significant experience serving with public companies, currently in the role of Chief Financial Officer with Canadian Spirit Resources Inc. and previously in the role of Executive Vice President and Chief Financial Officer with Esprit Exploration Ltd. and Rigel Energy Corporation.
Eric L. Schwitzer	Yes	Yes	Mr. Schwitzer holds a Masters of Science degree in Management from the Massachusetts Institute of Technology and is a member of the Canadian Institute of Chartered Business Valuators. Mr. Schwitzer has held very senior positions in the Canadian corporate finance industry, including Managing Partner with Enterprise Capital Management and Managing Partner with Scotia Capital Inc.
Douglas W. Palmer	Yes	Yes	Mr. Palmer has significant experience with public issuers, having served on the board of Calpine Natural Gas Trust and having held the position of Chief Executive Officer of Numac Energy Ltd. and Senior Vice President and Chief Operating Officer of Norcen Energy Resources Ltd.

External Auditor Service Fees

The following table sets forth the aggregate fees billed by KPMG LLP in each of the last two fiscal years.

	2004	2003
Audit Fees	$164,000	$113,000
Audit-Related Fees[(1)]	6,000	24,000
Tax Fees	-	21,000
All Other Fees	-	-
Total	**$170,000**	**$158,000**

Note:

(1) In 2004, KPMG LLP advised Esprit Exploration on Canadian annual certification issues which was not part of its standard audit engagement.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Annual Information Form. All calculations converting natural gas to crude oil equivalent have been made using a ratio of 6 mcf of natural gas to one barrel of crude equivalent. References to boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Crude Oil and Natural Gas Liquids		Natural Gas	
bbl	One barrel equaling 34.972 Imperial gallons or 42 U.S. gallons	bcf	Billion cubic feet
bbl/d	Barrels per day	bcf/d	Billion cubic feet per day
boe	Barrels of oil equivalent	mcf	Thousand cubic feet
boe/d	Barrels of oil equivalent per day	mcf/d	Thousand cubic feet per day
mboe	Thousand barrels of oil equivalent	mmcf	Million cubic feet
mmboe	Million barrels of oil equivalent	mmcf/d	Million cubic feet per day
mbbl	Thousand barrels	MMBTU	Million British Thermal Units
mmbbls	Million barrels	gj/d	Gigajoules per day
NGL or NGLs	Natural gas liquids, consisting of any one or more of propane, butane and condensate		
W.I.	Working interest		

ADDITIONAL INFORMATION

Additional information on the remuneration and indebtedness of the trustees of the Trust and the directors and officers of the Corporation is contained in the Information Circular dated March 31, 2005 of the Trust relating to the annual meeting of holders of Trust Units ~~which will be~~ held on May 12, 2005. Additional financial information is also provided in the 2004 Annual Report of the Trust.

Additional information relating to the Trust, including copies of this Annual Information Form, the Trust's Information Circular dated March 31, 2005 and the 2004 Annual Report, are available on the Trust's website at www.eee.ca and on SEDAR at www.sedar.com or may be obtained upon request by contacting Esprit Energy Trust, Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by telecopier at (403) 213-3735.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

"**Administration Agreement**" means the administration agreement dated August 16, 2004 between the Trust and the Corporation;

"**Arrangement**" means the arrangement, effective October 1, 2004, under the provisions of section 192 of the CBCA, among the Trust, the Corporation, Esprit Acquisition Corp., ExchangeCo. and others;

"**Board of Directors**" means the board of directors of the Corporation;

"**Board of Trustees**" means the board of trustees of the Trust;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"**Class A Trust Units**" means the class A trust units in the capital of the Trust;

"**Class B Trust Units**" means the class B trust units in the capital of the Trust;

"**Common Shares**" means the voting common shares in the capital of the Corporation;

"**Current Market Price**" means, in respect of a Class B Trust Unit on any date, the weighted average trading price of the Class B Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Class B Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Class B Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AmalgamationCo for such purpose; provided, however, that if in the opinion of the board of directors of AmalgamationCo the public distribution or trading activity of Class B Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Class B Trust Unit, then the Current Market Price of a Class B Trust Unit shall be determined by the board of directors of AmalgamationCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date commencing in 2004;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at the Effective Date and shall be cumulatively adjusted thereafter by (i) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution and (ii) decreasing the Exchange Ratio on each dividend record date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date;

"**Exchangeable Shares**" means the exchangeable shares in the capital of the Corporation;

"**ExchangeCo**" means Esprit Exchangeco Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent reserves evaluators of Calgary, Alberta;

"**GLJ Report**" means the independent engineering evaluation of the Corporation's oil, natural gas liquids and natural gas reserves prepared by GLJ, dated February 7, 2005 and effective December 31, 2004;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Insolvency Event**" means the institution by the Corporation of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of the Corporation to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 15 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the terms of the Exchangeable Shares;

"**Market Redemption Price**" means the price per Class B Trust Unit equal to the lesser of (i) 95% of the "market price", as calculated under the Trust Indenture, of the Class B Trust Units on the principal market on which the Class B Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which Class B Trust Units are surrendered to the Trust for redemption and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Class B Trust Units are quoted for trading on the date that the Class B Trust Units are so surrendered for redemption;

"**NPI**" means the net profits interest granted under the NPI Agreement;

"**NPI Agreement**" means the net profits interest agreement entered into between the Corporation and the Trust;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Note**" or "**Notes**" means the unsecured, subordinate promissory notes issued by the Corporation to the Trust;

"**Note Indenture**" means the note indenture entered into between the Corporation and Computershare Trust Company of Canada governing the issuance of the Notes;

"**Note Trustee**" means Computershare Trust Company of Canada;

"**Ownership Threshold**" means a number of Class A Trust Units issued and outstanding at any point in time (excluding the number of Class A Trust Units which may be issued on the extinguishment of outstanding Post-Arrangement Entitlements) equaling 80% of the number of Class B Trust Units issued and outstanding at such time (excluding the number of Class B Trust Units which may be issued on the exchange of outstanding Exchangeable Shares and the extinguishment of outstanding Post-Arrangement Entitlements);

"**Performance Unit Incentive Plan**" means the performance unit incentive plan of the Trust;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Post-Arrangement Entitlement**" means the right of a holder to receive from the Trust a Class A Trust Unit or a Class B Trust Unit, as applicable, upon delivering to the transfer agent of the Trust a duly completed and validly executed Residency Declaration;

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes;

"**Residency Declaration**" means a declaration, in the form prescribed by the Trust from time to time, confirming the residency of a holder of Post-Arrangement Entitlements, as either a Non-Resident or not a Non-Resident;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders present in person either holding personally or representing as proxies not less in the aggregate than 5% of the aggregate number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Unit who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Unit;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Support Agreement**" means the support agreement entered into between the Trust, the Corporation and ExchangeCo.;

"**TSX**" means the Toronto Stock Exchange;

"**Trust**" means Esprit Energy Trust, a trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004, pursuant to which the Trust was created, as amended from time to time;

"**Trust Units**" or "**Units**" means, collectively, the Class A Trust Units and Class B Trust Units;

"**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means, at any time, an individual who is, in accordance with the provisions of the Trust Indenture, a trustee of the Trust at that time including without limitation, so long as they remain as trustees and "**Trustees**" means, at any time, all of the individuals each of whom at that time is a Trustee;

"**Voting and Exchange Agreement Trustee**" means the trustee chosen by the Trust to act as trustee under the Voting and Exchange Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, and any successor trustee appointed thereunder; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares entered into among the Trust, the Corporation, ExchangeCo and the Voting and Exchange Agreement Trustee.

SCHEDULE A

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101").

1. Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.[1]

2. The report on *reserves data* referred to in item 2 of section 2.1 of NI 51-101, to be executed by one or more *qualified reserves evaluators or auditors independent* of the *reporting issuer*, shall in all material respects be as follows:

Report on Reserves Data

To the board of trustees of Esprit Energy Trust and the board of directors of Esprit Exploration Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

1 For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in *NI 51-101*, *Form 51-101F1*, *Form 51-101F3* or the Companion Policy.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated, and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation/Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (MM$) (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
February 7, 2005	Canada	$0	$417.3	$0	$417.3

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada Dated: 05/02/16

(signed) *"Terry L. Aarsby, P.Eng."*
Manager, Engineering

SCHEDULE B

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). This form does not apply in British Columbia.

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form.[1]

2. The report referred to in item 3 of section 2.1 of *NI 51-101* shall in all material respects be as follows:

Report of Management and Directors on Reserves Data and Other Information

Management of Esprit Exploration Ltd. (the "Corporation"), as administrator of Esprit Energy Trust, are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

[1] For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or the Companion Policy.

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED this 23rd day of March, 2005.

(signed) *Stephen J. Savidant*
Stephen J. Savidant
President and Chief Executive Officer

(signed) *Stephen B. Soules*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

(signed) *D. Michael G. Stewart*
D. Michael G. Stewart
Director

(signed) *Donald R. Gardner*
Donald R. Gardner
Director

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Exemption Number
82-34890

ESPRIT
ENERGY TRUST

Esprit Energy Trust

REVISED RENEWAL ANNUAL INFORMATION FORM
For the year ended December 31, 2004

September 15, 2005

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan" or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved. By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: general global economic and business conditions including the effect, if any, of a potential economic slowdown in the U.S. and/or Canada; changes in business strategies; the availability and price of energy commodities from the perspective of both a producer and a user of such commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws such as the imposition of restrictions in response to environmental concerns with respect to the production of oil and gas; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes. Any forward-looking statements are made as of the date hereof and Esprit Energy Trust and Esprit Exploration Ltd. undertake no obligation to update or revise such statements to reflect new information, subsequent or otherwise.

All initial capitalized words used in this Annual Information Form which are not otherwise defined herein have the meanings ascribed thereto in the Glossary of Terms herein.

ESPRIT ENERGY TRUST AND ESPRIT EXPLORATION LTD.

Esprit Energy Trust

Esprit Energy Trust ("Esprit" or the "Trust") is an open-end unincorporated mutual fund trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 900, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was established to, among other things:

(a) acquire, invest, transfer, dispose of and otherwise deal with, directly or indirectly, any of the securities issued by Esprit Exploration Ltd. (the "Corporation"), including securities of the Corporation's subsidiaries and affiliates, the Common Shares and the Notes, and to borrow funds for that purpose and to enter into and acquire the NPI pursuant to the Arrangement;

(b) invest in any other securities and in any other investments as the Trustees may determine and borrow funds for that purpose;

(c) issue Trust Units, convertible securities or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of the Trust, complete any acquisition of securities or any other assets for the benefit of the Trust;

(d) disposing of any part of the property of the Trust;

(e) satisfy the obligations, liabilities or indebtedness of the Trust; and

(f) perform all acts necessary, incidental, ancillary or related to any of the foregoing purposes.

The Trustees are prohibited from acquiring any investment which, (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the regulations promulgated under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustees may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be the interest received on the principal amount of Notes and payments under the NPI Agreement. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes and under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See "Information Concerning Esprit Energy Trust - Cash Distributions".

The Trust shall exist for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004, unless terminated prior to such time in accordance with the terms of the Trust Indenture. The Trust has three subsidiaries, the Corporation, ExchangeCo and Canadian 88 Energy Resources Corp., a subsidiary of the Corporation.

Esprit Exploration Ltd.

Esprit Exploration Ltd. is the corporation resulting from the amalgamation of the former Esprit Exploration Ltd. and Esprit Acquisition Corp., which was effected on October 1, 2004 in connection with the Arrangement. The head and principal office of the Corporation is located at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 and its registered office is located at Bennett Jones LLP, Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

The principal business of the Corporation is to acquire, explore, develop, optimize, exploit and produce oil and natural gas reserves in western Canada. For a description of the Corporation's business, see "Information Concerning Esprit Exploration Ltd."

INFORMATION CONCERNING ESPRIT EXPLORATION LTD.

Name and Incorporation

The Corporation was incorporated under the *Canada Business Corporations Act* under the name Canadian 88 Energy Corp. on September 4, 1987.

The Corporation's articles were amended on June 28, 1988 to add additional authorized classes of preferred shares; on December 8, 1989 to authorize a series of second preferred shares; on July 18, 1991 to consolidate the outstanding Class A shares on a one for ten basis; on August 8, 1994 to change the name and designation of Class A shares to Common Shares; and on September 20, 1999 to change the place of the registered office to Calgary, Alberta and to allow for the appointment of additional directors between annual meetings.

On November 1, 2002 the Corporation amalgamated with Canadian 88 Resources Corp., a wholly-owned subsidiary. On January 1, 2003 the Corporation amalgamated with Canadian 88 Energy Processing Corp., a wholly-owned subsidiary. On May 26, 2003, the articles of the Corporation were amended to change the name of the Corporation to Esprit Exploration Ltd.

On October 1, 2004, the Corporation amalgamated with Esprit Acquisition Corp. pursuant to the terms of the Arrangement.

Intercorporate Relationships

The Corporation does not have any subsidiaries that represent individually more than 10%, and in the aggregate more than 20%, of the total consolidated assets and total consolidated sales and operating revenues of the Corporation as at December 31, 2004.

Business Strategy

The principal business strategy of the Corporation is to support stable distributions of the Trust and grow productions and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. Where necessary, the Corporation participates with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves.

Employees

The Corporation currently has a total of 80 full-time employees, including 35 field personnel.

Three Year History

The Arrangement

On October 1, 2004, the Arrangement was completed, pursuant to which holders of common shares of the former Esprit Exploration Ltd. received:

1. depending on the holder's residency and election, either 0.25 of a Class A Trust Unit, 0.25 of a Class B Trust Unit or 0.25 of an Exchangeable Share;

2. 0.20 of a common share of ProspEx Resources Ltd.; and

3. a cash payment of $0.22.

In accordance with the terms of the Arrangement, the former Esprit Exploration Ltd. amalgamated with Esprit Acquisition Corp. to form the Corporation.

Acquisition of RMX Exploration Ltd.

On October 4, 2002, Esprit Exploration Ltd. acquired all of the issued and outstanding shares of RMX Exploration Ltd. ("RMX"), a private oil and gas company, in exchange for approximately $22.5 million in cash. The RMX assets added net production of approximately 950 boe/d in the fourth quarter of 2002 and approximately 2.1 mmboe of proved reserves to the operations and assets of Esprit Exploration Ltd. Under the Arrangement, RMX became a wholly-owned subsidiary of ProspEx Resources Ltd.

Secondary Offering

On June 3, 2002, Duke Energy Hydrocarbons, LLC announced that it had agreed to sell all of the common shares of Esprit Exploration Ltd. beneficially owned by it to a syndicate of underwriters at a price of $2.80 per share. An aggregate of 24,412,500 common shares were sold on June 24, 2002 through a secondary offering within Canada.

Appointment of Senior Officers

On December 19, 2001 Esprit Exploration Ltd. announced the retirement of its President and Chief Executive Officer, Joseph L. Pritchett III, effective January 1, 2002. George W. Watson, a member of the

board of directors of Esprit Exploration Ltd., was named as interim President and Chief Executive Officer until a new President and Chief Executive Officer was retained. On May 23, 2002, Esprit Exploration Ltd. announced that Stephen J. Savidant had been retained as President and Chief Executive Officer. Subsequently, Stephen B. Soules was appointed Senior Vice President and Chief Financial Officer on May 31, 2002 and Blake C. Fleming was appointed Senior Vice President and Chief Operating Officer on June 24, 2002.

Description of Oil and Natural Gas Properties and Assets

The following is a description of the major oil and natural gas properties, plants and facilities of the Corporation. Production volumes represent the Corporation's working interest share before the deduction of royalties. Reserve amounts are stated, before deduction of royalties, at December 31, 2004, based on escalating cost and price assumptions, as set forth in the GLJ Report.

The Corporation is a Calgary based oil and gas company with a natural gas focus on the western side of the Western Canadian Sedimentary Basin. The core areas of focus for the Corporation include Olds, West Central Alberta, Three Hills/Swalwell and High River.

Olds

Located 100 kilometers north of Calgary, Olds is the Corporation's largest core producing area. During 2004, Olds produced an average of 5,338 boe/d.

The Corporation has an average 82% working interest in the Olds area, including a 100% working interest in the Olds Gas Field Unit No. 1. The Corporation owns and operates the Olds sour gas plant which has a raw inlet capacity of 84 mmcf/d with current throughput of 55 mmcf/d.

The majority of the production in the Olds area originates from the unitized Crossfield (Wabamun) zone of the Olds Gas Field Unit No. 1. The exploration methods and technology employed at Olds have been refined to the point where the development of the Crossfield is now primarily in an exploitation phase.

The majority of the Corporation's capital spending will be directed to drilling and exploitation activities in Olds. Over the next several years, the Corporation plans to drill up to 22 Wabamun horizontal development wells. In addition, there will be significant development activity associated with exploiting the uphole potential at Olds. Numerous upside opportunities have been identified in the Pekisko, Viking, and Edmonton formations. The Corporation has identified 13 Pekisko, 12 Viking and 23 Edmonton future well locations which will be drilled over the next several years. The Olds capital program will be designed to maintain the Corporation's production at current levels.

The catchment area of the Olds Plant has been significantly expanded to approximately 450 square miles by constructing a 22 mile, six inch pipeline from the Innisfail area to transport shut-in gas to the Olds Plant for processing. With the current infrastructure and extensive gathering system, there is sufficient capacity available to attract additional third-party revenue and potential to significantly expand the midstream operations of the Olds Plant.

West Central Alberta

The Corporation's West Central Alberta assets cover a large area from approximately Townships 25 to 45, Range 2 to 16, W5M, northwest of Calgary. This area has multi-zone potential as indicated by the variety of producing zones in existing wells including the Edmonton, Cardium, Viking, Mannville, Jurassic, Rundle, Elkton and Leduc formations.

The Corporation's largest producing asset in the West Central Alberta area is the Blackstone well, which is located approximately 180 kilometers northwest of Red Deer, Alberta, in Township 45, Range 16, W5M. The Blackstone well currently produces approximately 8.5 mmcf/d net gas sales. The Corporation holds a 50% working interest in Blackstone.

Through 2005, the Corporation plans to conduct optimization activities and selective infill drilling in West Central Alberta. The Corporation plans to drill 2 wells through the end of 2005.

The Corporation's production during 2004 from West Central Alberta was 3,705 boe/d.

Three Hills

The Three Hills property includes Townships 29 to 42 and Ranges 17 W4M to 1 W5M. The Corporation holds an interest in the Three Hills Gas Unit No. 1, the Equity Gas Unit No. 1, as well as varying interests in several non-unit gas and oil wells. The Corporation operates the Three Hills Gas Plant, which is located east of the town of Three Hills at 4-33-31-23 W4M.

The Corporation's land position is strategically located near the Three Hills Gas Plant and generally within, or adjacent to, the boundaries of the Three Hills Gas Unit No. 1. The Corporation also has non-operated interests in the general area of the Murphy Canada Exploration Ltd. operated Equity Gas Unit No. 1.

Sweet natural gas production in the Three Hills area is primarily from the Glauconitic, Ostracod, Basal Quartz and Pekisko formations. The Corporation also has oil production from the Glauconitic and Pekisko formations.

Three Hills production levels are planned to be maintained through optimizations and recompletions.

The Corporation's production during 2004 from Three Hills was 1,045 boe/d.

Swalwell

The Swalwell property is located 80 kilometres northeast of Calgary in Townships 29 and 30, Ranges 25 and 26 W4M. Production in the Swalwell property commenced in 2000 and is sweet gas primarily from the Cretaceous Viking formation, with minor production from the Mississippian Pekisko formation and the Devonian Wabamun Group. In addition to an ongoing Viking infill and development drilling program, further potential has been identified in the Crossfield Member of the Wabamun Group.

The Corporation plans to drill up to 10 Viking wells at Swalwell through the end of 2005.

The Corporation's production during 2004 from Swalwell was 458 boe/d.

High River

The High River property is located 80 kilometres south of Calgary. The Corporation is a principal working interest owner in over 50,000 acres of land (petroleum and natural gas rights). The assets occur in a 650 square mile area that includes Townships 16 to 21 and Ranges 29 W4M to 3 W5M.

The Corporation's production during 2004 from High River was 370 boe/d.

2004 Average Daily Production Volumes

The following table sets out the Corporation's average daily production volumes by area during 2004.

Property	Gas (mmcf/d)	Oil (bbl/d)	NGL (bbl/d)	Boe (boe/d)
Olds	27.07	36	790	5,338
Three Hills/Swalwell	7.41	77	191	1,503
West Central Alberta	19.95	89	291	3,705
Medallion/High River	6.78	0	44	1,174
Other	0.95	338	8	505
Total	**62.16**	**540**	**1,324**	**12,225**

Oil and Gas Reserves Data

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves of the Corporation and the present worth of future net cash flows associated with such reserves as at December 31, 2004, as evaluated by GLJ on February 7, 2005 based on constant and forecast price assumptions and have been extracted from the GLJ Report. The GLJ Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook (the "COGE Handbook") and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* and the COGE Handbook. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.**

In the various reserves related tables included herein, columns may not add due to rounding.

Attached as Schedule A to this Annual Information Form is the report on reserves data of GLJ and attached as Schedule B to this Annual Information Form is the report of management and directors of the Corporation on the oil and gas reserves disclosure.

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Forecast Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	123	112	227	196	157.4	116.6	3,986	2,757
Developed Non-Producing	0	0	80	64	8.5	6.4	224	151
Undeveloped	0	0	0	0	30.5	21.8	799	540
Total Proved	123	112	307	260	196.4	144.8	5,009	3,448
Probable	26	24	74	62	58.3	42.7	1,382	944
Total Proved plus Probable	149	136	381	322	254.7	187.6	6,391	4,392

	Present Worth Values Before Income Taxes Discounted at (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved					
Developed Producing	526.5	383.2	309.0	263.2	231.7
Developed Non-Producing	27.8	21.7	17.9	15.3	13.3
Undeveloped	73.2	41.9	25.3	15.4	9.1
Total Proved	627.6	446.8	352.3	294.0	254.1
Probable	201.2	105.8	65.1	44.1	31.8
Total Proved plus Probable	828.7	552.6	417.4	338.1	285.9

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Constant Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (bcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	135	123	215	190	157.9	117.0	3,992	2,752
Developed Non-Producing	0	0	73	59	8.6	6.4	224	151
Undeveloped	0	0	0	0	30.5	21.8	799	538
Total Proved	135	123	287	249	197.0	145.3	5,015	3,440

	Present Worth Values Before Income Taxes Discounted at (%/year)	
	0 (MM$)	10 (MM$)
Proved		
Developed Producing	630.0	365.2
Developed Non-Producing	33.7	21.3
Undeveloped	95.0	36.7
Total Proved	758.7	423.2

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" means the Corporation's total working interest and/or royalty interest share before royalties owned by others.

"**Net**" means the Corporation's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the GLJ Report operating costs are assumed to escalate at 2.0% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma	Edmonton Light Sweet 40° API	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Inflation Rate	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/yr)	($US/$Cdn)
2005	42.00	50.25	32.25	37.25	50.75	2.0	.82
2006	40.00	47.75	30.50	35.25	48.25	2.0	.82
2007	38.00	45.50	29.00	33.75	46.00	2.0	.82
2008	36.00	43.25	27.75	32.00	43.75	2.0	.82
2009	34.00	40.75	26.00	30.25	41.25	2.0	.82
2010	33.00	39.50	25.25	29.25	40.00	2.0	.82
2011	33.00	39.50	25.25	29.25	40.00	2.0	.82
2012	33.00	39.50	25.25	29.25	40.00	2.0	.82
2013	33.50	40.00	25.50	29.50	40.50	2.0	.82
2014	34.00	40.75	26.00	30.25	41.25	2.0	.82
2015	34.50	41.25	26.50	30.50	41.75	2.0	.82
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	.82

Gilbert Laustsen Jung Associates Ltd.
Natural Gas Price Forecast

Year	Alberta Spot AECO-C
	($Cdn/mmbtu)
2005	6.60
2006	6.35
2007	6.15
2008	6.00
2009	6.00
2010	6.00
2011	6.00
2012	6.00
2013	6.10
2014	6.20
2015	6.30
2016+	+2.0%/yr

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

Light Crude Oil at Edmonton, Alberta	$46.54 Cdn/bbl
WTI Oil at Cushing, Oklahoma....................	$43.45 US/bbl
Alberta Spot Gas AECO-C	$6.79 Cdn/mmbtu

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m^3 to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3.

(6) The GLJ Report estimates the undiscounted future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on forecast costs from Proved plus Probable Reserves to be an aggregate of $87.7mm, of which $31.5mm is to be expended in 2005, $18.5mm is to be expended in 2006, $17.0mm is to be expended in 2007 and $20.7mm thereafter (or based on

constant costs: an aggregate of $84.0mm, of which $31.5mm is to be expended in 2005, $18.2mm is to be expended in 2006, $16.3mm is to be expended in 2007 and $18.1mm thereafter).

(7) Substantially all of the Developed Producing Reserves evaluated in the GLJ Report were on production at December 31, 2004.

(8) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the GLJ Report (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves).

(9) The net present value of future net revenues has been presented only on a before income tax basis. Given the structure of the Trust, the values after income taxes would be the same.

The following tables set forth the following elements of future net revenue attributed to Proved Reserves and Proved plus Probable Reserves of the Corporation as of December 31, 2004 estimated based on constant and forecast price assumptions and calculated without discount:

Total Future Net Revenue
(Undiscounted)
(Based on Forecast Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	1,521.8	336.4	487.4	59.9	10.5	627.6
Proved plus Probable Reserves........	2,008.6	450.7	628.9	87.7	12.5	828.7

Total Future Net Revenue
(Undiscounted)
(Based on Constant Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	1,604.7	372.5	408.7	57.2	7.7	758.7

The following tables set forth the future net revenue (before deducting future income tax expenses) of the Corporation's assets as of December 31, 2004 estimated based on forecast and constant price assumptions and calculated using a discount rate of 10 percent:

Future Net Revenue
By Production Group
(Based on Forecast Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Light/Medium Oil	2.0
	Heavy Oil	3.1
	Natural Gas	298.2
	NGL	42.0
	Sulphur	7.0
	Total	352.3
Proved plus Probable Reserves	Light/Medium Oil	2.3
	Heavy Oil	3.7
	Natural Gas	354.0
	NGL	49.2
	Sulphur	8.2
	Total	417.4

Future Net Revenue
By Production Group
(Based on Constant Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Crude Oil	4.9
	Natural Gas	356.2
	NGL	49.3
	Sulphur	12.8
	Total	423.2
Proved plus Probable Reserves	Crude Oil	5.6
	Natural Gas	424.0
	NGL	58.3
	Sulphur	15.6
	Total	503.5

Reconciliation of Reserves

The following table provides a reconciliation of the Corporation's net reserves of crude oil, natural gas and NGL for the year ended December 31, 2004 presented using forecast prices and costs.

Reconciliation of Company Net Reserves By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Conventional Natural Gas			Natural Gas Liquids			BOE		
Factors	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mboe)	Net Probable (Mboe)	Net Proved Plus Probable (Mboe)
January 1, 2004[(3)]	164	68	232	426	202	628	155,900	46,000	201,900	3,663	999	4,662	30,236	8,936	39,172
Extensions	0	0	0	120	18	138	5,517	1,436	6,954	121	31	152	1,161	289	1,449
Improved Recovery	0	0	0	0	0	0	9,070	(1,512)	7,558	278	19	297	1,790	(233)	1,557
Technical Revisions	11	(44)	(33)	(181)	(158)	(339)	2,726	(177)	2,548	(188)	(75)	(263)	96	(306)	(211)
Discoveries	0	0	0	0	0	0	378	76	453	0	0	0	63	13	76
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	(11,564)	(3,099)	(14,663)	(117)	(30)	(147)	(2,044)	(547)	(2,591)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Production	(63)	0	(63)	(105)	0	(105)	(17,196)	0	(17,196)	(310)	0	(310)	(3,343)	0	(3,343)
January 1, 2005	112	24	136	260	62	322	144,831	42,724	187,555	3,448	944	4,392	27,959	8,151	36,109

Notes:

(1) The Improved Recovery values presented above include additions associated with Infill Drilling in accordance with CSA Notice 51-313 issued April 8, 2004. This guidance is inconsistent with how companies report under U.S. FASB regulations. The following are the additions associated with Infill Drilling:

	Net Proved	Net Probable	Net Proved Plus Probable
Light and Medium Oil – Mbbls	-	-	-
Heavy Oil – Mbbls	-	-	-
Gas – MMcf	9,070	(1,512)	7,558
NGL – Mbbls	278	19	297

(2) The Corporation has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.).

(3) As discussed in the Information Circular dated August 16, 2004 of Esprit Exploration Ltd. with respect to the Arrangement resulting in the formation of Esprit Energy Trust. Reserves information is based on an independent engineering evaluation of oil and gas reserves of Esprit as at December 31, 2003, as evaluated by GLJ on August 13, 2004.

Future Net Revenue Reconciliation

The following table provides a reconciliation of the estimates of the future net revenue (estimated using constant prices and costs and calculated using a discount rate of 10 percent) attributed to Proved Reserves:

Period and Factor	Before Tax 2004 (M$)
Estimated Net Present Value at December 31, 2003	**432,068**
Oil and Gas Sales During the Period Net of Production Costs and Royalties[(1)]	(105,008)
Changes due to Prices, Production Costs and Royalties Related to Future Production[(2)]	31,806
Development Costs During the Period[(3)]	100,554
Changes in Forecast Development Costs[(4)]	(94,117)
Changes Resulting from Extensions and Improved Recovery[(5)]	23,085
Changes Resulting from Discoveries[(5)]	395
Changes Resulting from Acquisitions of Reserves[(5)]	-
Changes Resulting from Dispositions of Reserves[(5)]	(37,644)
Accretion of Discount[(6)]	43,207

Period and Factor	Before Tax 2004 (M$)
Net Change in Income Taxes(7)	-
Changes Resulting from Technical Reserves Revisions	38,174
All Other Changes	(9,313)
Estimated Net Present Value at December 31, 2004	**423,208**

Notes:

(1) Company actual before income taxes, excluding G&A.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs for the properties evaluated at the beginning of the period.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Corporation. The reserve data included herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The actual production, revenues, taxes and development and operating expenditures of the Corporation with respect to these reserves will vary from such estimates, and such variances could be material.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, as interpreted by the securities regulatory authorities in Canada, the Corporation has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Undeveloped Lands

The following table sets out the Corporation's undeveloped land holdings as at December 31, 2004.

	Gross Acres (1)	Net Acres (2)
Western Canada	275,519	165,424
Total	**275,519**	**165,424**

Notes:

(1) "**Gross**" refers to the total acres in which the Corporation has an interest.

(2) "**Net**" refers to the total acres in which the Corporation has an interest, multiplied by the percentage working interest therein owned by the Corporation.

Undeveloped Reserves

Over 89% of the Corporation's Proved Undeveloped Reserves (27.4 bcf natural gas and 689 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next three years by drilling 13 horizontal infill development wells in the Wabamun gas pool.

Over 88% of the Corporation's Probable Undeveloped Reserves (29.3 bcf natural gas and 683 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next four years by drilling nine horizontal infill development wells in the Wabamun gas pool.

Properties with No Attributed Reserves

As at December 31, 2004, the undeveloped land position of the Corporation was approximately 275,519 gross acres (approximately 165,424 net acres), all of which is located in Canada.

The Corporation holds interests in 38,710 gross acres (28,410 net acres) with 2005 expiry dates (all of which is located in Canada), however, a substantial amount of these lands can be continued by proving production capability.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working or a royalty interest as at December 31, 2004 which are producing or which the Corporation considers to be capable of production.

	Producing				Shut-in(1)(4)			
	Oil		Gas		Oil		Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	32	14.25	287	192.11	8	4.38	25	15.87
Saskatchewan	26	26	2	1	3	3	1	1
Total	**58**	**40.25**	**289**	**193.11**	**11**	**7.38**	**26**	**16.87**

Notes:

(1) "**Shut-in**" wells means wells which are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "**Gross**" wells are defined as the total number of wells in which the Corporation has an interest.

(3) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

(4) All shut-in wells are within five kilometers of pipeline facilities.

Production History

The following two tables set forth the Corporation's average daily production volume before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each of the last eight quarters and the years then ended. Also shown are average annual netbacks received by product category.

2004 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	783	621	353	405	540
NGL (bbl/d)	1,245	1,256	1,360	1,436	1,324
Natural Gas (mcf/d)	64,211	65,435	63,139	55,920	62,162
Oil and NGL Netback ($/bbl)[1]					
Revenue	43.02	47.68	52.26	49.87	48.03
Royalties	(8.64)	(11.92)	(12.71)	(11.64)	(11.15)
Operating Expenses	(6.95)	(7.76)	(8.69)	(8.10)	(7.86)
Netback	27.43	28.00	30.86	30.13	29.02
Natural Gas Netback ($/mcf)[1]					
Revenue	6.47	6.80	6.56	6.99	6.70
Royalties	(1.58)	(1.60)	(1.71)	(1.63)	(1.63)
Operating Expenses	(1.16)	(1.29)	(1.45)	(1.35)	(1.31)
Netback	3.73	3.91	3.40	4.01	3.76
Capital Expenditures ($000's)					
Western Canada					
Acquisitions / (Dispositions)	-	58	(37,700)	(2)	(37,644)
Exploration and Development	19,909	13,488	27,471	4,723	65,592
Plants, Facilities and Pipelines	9,810	12,674	11,150	2,450	36,084
Land and Lease	4,715	10,316	1,403	361	16,795
Capitalized G&A	1,204	1,077	1,058	400	3,738
East Coast	-	-	210	-	210
Other capital costs	61	52	29	11	153
Total	35,699	37,665	3,621	7,943	84,928

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (bbl/d)	677	598	426	520	554
NGL (bbl/d)	1,316	1,440	1,351	1,404	1,378
Natural Gas (mcf/d)	54,791	57,463	64,559	64,709	60,419
Oil and NGL Netback ($/bbl)[1]					
Revenue	41.16	37.44	39.72	38.31	39.13
Royalties	(10.07)	(7.47)	(8.74)	(7.44)	(8.42)

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Operating Expenses	(6.89)	(6.52)	(6.23)	(5.82)	(6.34)
Netback	24.20	23.45	24.75	25.05	24.37
Natural Gas Netback ($/mcf)[1]					
Revenue	7.48	6.80	5.93	5.85	6.46
Royalties	(1.71)	(1.72)	(1.40)	(1.20)	(1.49)
Operating Expenses	(1.15)	(1.09)	(1.04)	(0.97)	(1.06)
Netback	4.62	3.99	3.49	3.68	3.91
Capital Expenditures ($000's)					
Western Canada					
Acquisitions	72	1,963	1,030	-	3,065
Exploration and Development	14,552	14,869	23,798	12,999	66,218
Plants, Facilities and Pipelines	5,311	5,829	8,296	6,263	25,699
Land and Lease	1,846	3,719	1,035	3,881	10,481
Capitalized G&A	981	1,081	1,069	1,084	4,215
East Coast	318	753	2,616	319	4,006
Other capital costs	5	181	129	174	489
Total	23,085	28,395	37,973	24,720	114,173

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

Production Estimates

The following table provides a summary of the forecast production volumes estimated for 2005 in the GLJ Report.

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. boe/d	Net boe/d
Proved Producing										
Olds Gas Field Unit No. 1	0	0	0	0	18,575	12,823	502	335	3,597	2,473
Others	67	71	239	199	36,110	27,158	787	563	7,111	5,359
Total Proved Producing	67	71	239	199	54,684	39,981	1,289	898	10,709	7,832
Total Proved										
Olds Gas Field Unit No. 1	0	0	0	0	21,243	14,659	553	370	4,093	2,813
Others	67	71	239	199	38,363	28,862	842	601	7,542	5,682
Total Proved	67	71	239	199	59,609	43,521	1,394	971	11,635	8,494
Total Proved plus Probable										
Olds Gas Field Unit No. 1	0	0	0	0	21,767	15,016	565	378	4,192	2,880
Others	69	73	251	209	39,440	29,661	862	616	7,756	5,841
Total Proved plus Probable	69	73	251	209	61,207	44,677	1,427	993	11,948	8,721

Drilling History

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the periods indicated.

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Exploratory				
Oil	-	-	-	-
Gas	11	4.6	19	15
Service	-	-	-	-
Dry	5	3.3	9	8
Total	**16**	**7.9**	**28**	**23**
Development				
Oil	6	5.6	6	6
Gas	56	52.6	55	38
Service	-	-	0	0
Dry	3	2.7	0	0
Total	**65**	**60.9**	**61**	**44**

Notes:

(1) "**Gross**" wells means the number of wells in which the Corporation has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

Capital Expenditures

In 2004, exploration and development capital expenditures were $122,209,000, which resulted in a proved plus probable reserves finding and development cost of $17.68/boe[1]. The breakdown for the Corporation's capital expenditures during 2004 is presented below:

	($ 000's)
Drilling and Completions	64,459
Facilities	36,084
Seismic	1,133
Land	16,795
Capitalized G&A	3,738
Total Exploration and Development Capital	122,209
Acquisitions/dispositions	(37,644)
East Coast	210
Other	153
Total	**84,928**

Note:

(1) Exploration and development capital expenditures, excluding amounts spent on assets transferred to ProspEx Resources Ltd., were $72.0 million for the year ended December 31, 2004.

Future Development Costs

The following table sets forth the amount of future development costs estimated, in total, calculated using no discount and using a discount rate of 10% in respect of development costs deducted in the estimation of future net revenue:

	Reserves Case (MM$)		
	Proved	Proved	Proved plus Probable
	Constant Prices & Costs	Forecast Prices & Costs	Forecast Prices & Costs
2005	25.7	25.7	31.5
2006	15.0	15.3	18.5
2007	8.7	9.0	17.0
2008	2.2	2.3	13.1
2009	0.7	0.7	0.7
Thereafter	4.9	6.9	6.9
Total (Undiscounted)	57.2	59.9	87.7
Total (Discounted at 10%)	47.4	48.4	70.8

Future Commitments

At December 31, 2004, the Corporation had the following hedging positions in place:

Commodity	Contract Type	Contract Period	Notional Contract Amounts (gj/d)	Average fixed Price ($/gj)	Unrecognized gain/(loss) at December 31, 2004
Gas	AECO Collar	Jan. 1, 2005 to Mar. 31, 2005	2,500	5.50-9.25	-
Gas	AECO Fixed Price	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.01	179,126
Gas	AECO Collar	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.00-10.25	178,001
Gas	AECO Fixed Price	Jan. 1, 2005 to Mar. 31, 2005	2,500	7.50	290,502
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	7.72	87,777
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	8.05	414,252
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	2,500	9.10	194,726
Gas	AECO Fixed Price	Jan. 1, 2005 to Jan. 31, 2005	12,000	7.25	246,413
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	7.74	121,100
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	9.10	216,300
Gas	AECO Fixed Price	Mar. 1, 2005 to Mar. 31, 2005	2,500	7.53	117,800

Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.25	658,050
Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.35	711,550
Gas	AECO Fixed Price	Apr. 1, 2005 to Oct. 31, 2005	2,500	7.50	791,800
Gas	AECO Fixed Price	Feb. 1, 2005 to Feb. 28, 2005	2,500	7.35	93,800

Development

During 2005, the Corporation intends to undertake natural gas development projects that realize commercial value with low finding and development costs.

The budgeted capital program for 2005 is approximately $40 million. Olds is planned to be the main focus area with a 27 well drilling program planned through the end of 2005 comprised of 5 Wabamun, 4 Pekisko, 3 Viking and 15 Belly River/Edmonton wells. At Swalwell, the Corporation will drill up to 10 Viking wells during 2005.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. There are approximately 400 net wells to be reclaimed. The total abandonment and reclamation costs are estimated to be $41.2 million (without discount) and $11.0 million discounted at 7%. In the next three financial years a total of $1.3 million of the costs are expected to be incurred.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the net profits interest on underlying oil and gas properties and the deduction of interest on the Notes held by the Trust. Therefore, it can be expected that no income tax liability would be incurred by the Trust for as long as the organization maintains this corporate tax structure.

INFORMATION CONCERNING ESPRIT ENERGY TRUST

Trust Units

The beneficial interests in the Trust are divided into interests of one or more class, described and designated as Trust Units, which are entitled to the rights and subject to the limitations, restrictions and conditions set out in the Trust Indenture.

Authorized Classes

The Trust has two classes of Trust Units, consisting of Class A Trust Units and Class B Trust Units. As at December 31, 2004, an aggregate of 40,103,380 Trust Units were issued and outstanding, consisting of 12,831,794 Class A Trust Units and 27,271,586 Class B Trust Units.

Voting

Each Trust Unit entitles the holder thereof to one vote at all meetings of the holders of Trust Units or in respect of any written resolution.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority.

Transferability

Each Trust Unit is freely transferable subject to any restrictions placed upon a given class pursuant to the Trust Indenture. No Class B Trust Unit may be transferred to a person who is a Non-Resident.

Redemption and Conversion

Each Trust Unit is not subject to pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Redemption Right".

Each Class A Trust Unit is convertible at the election of the holder into one Class B Trust Unit provided that the holder thereof provides a Residency Declaration to the effect that such holder is not a Non-Resident. Each Class B Trust Unit is convertible at the election of the holder into one Class A Trust Unit provided that such conversion would not cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold.

Exclusionary Offer

If an offer is made to purchase Class A Trust Units that must, by reason of securities legislation or stock exchange requirements, be made to all or substantially all of the owners of Class A Trust Units and such offer is not made concurrently with an offer to purchase Class B Trust Units that is identical to the offer to purchase Class A Trust Units in terms of price per Trust Unit and in all other material respects, then each outstanding Class B Trust Unit shall be convertible into one Class A Trust Unit at the option of the holder thereof from the day the offer is made until the expiry date of the offer. In these circumstances, the Ownership Threshold would not apply in respect of the Class A Units. An election of the holder of Class B Trust Units to exercise this conversion right shall also be deemed to constitute the irrevocable election by the holder to deposit such units pursuant to the offer and to exercise a right of the holder to convert such units back into Class B Trust Units if such units are not taken up and paid for under the offer. Similar provisions apply in respect on an exclusionary offer for Class B Trust Units.

However, the Trust Indenture restricts the coat-tail provisions to ensure that the Ownership Threshold is not violated and to ensure Non-Residents do not acquire Class B Trust Units by providing that:

(a) holders of Class A Trust Units do not have the right to convert Class A Trust Units to Class B Trust Units where an exclusionary offer is made for the Class B Trust Units if the offeror is a Non-Resident (this would not be a valid offer because a Non-Resident is not permitted to hold Class B Trust Units);

(b) where Class B Trust Units are converted to Class A Trust Units upon an exclusionary offer being made for the Class A Trust Units, those units will be immediately converted back to Class B

Trust Units upon being taken up and paid for to preserve the relative number of Class A Trust Units and Class B Trust Units outstanding both before and after the bid;

(c) if a Non-Resident acquires 10% or more of the outstanding Class A Trust Units (including Class A Trust Units issued on the conversion of Class B Trust Units) the Non-Resident shall not be entitled to vote or receive distributions in respect to all of such units;

(d) if Class A Trust Units or Class B Trust Units are tendered to an exclusionary offer for the Class B Trust Units or the Class A Trust Units, respectively, the deemed conversion of such Trust Units is delayed until the take-up of the units pursuant to the offer and not before; and

(e) if an exclusionary offer is withdrawn or expires, or trust units that are tendered to an exclusionary offer are withdrawn, no conversion will occur.

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed as "shares" in either the Corporation or the Trust. As holders of Trust Units in the Trust, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is a function of the anticipated distributable income from the Corporation and the ability of the Corporation to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Post-Arrangement Entitlements

An unlimited number of Post-Arrangement Entitlements may be created and issued pursuant to the Trust Indenture. Post-Arrangement Entitlements were issued under the Arrangement to persons who did not provide or did not properly complete a Residency Declaration. Post-Arrangement Entitlements entitle the holders thereof to receive either Class A Trust Units or Class B Trust Units to which they would have been entitled to receive under the Arrangement only at such time as the holder completes and delivers a Residency Declaration to the transfer agent of the Trust. As at December 31, 2004, an aggregate of 79,618 Post-Arrangement Entitlements were issued and outstanding.

Each Post-Arrangement Entitlement entitles the holder to one vote at any meeting of the holders of Trust Units. **Post-Arrangement Entitlements may not be transferred and are not entitled to distributions declared on the Trust Units. In addition, Post-Arrangement Entitlements are not entitled to any distributions of the Trust's net assets in the event of termination or winding-up of the Trust.**

Post-Arrangement Entitlements are not subject to redemption. Holders of Post-Arrangement Entitlements who provide the Trust with a Residency Declaration to the effect they are not a Non-Resident may exchange their Post-Arrangement Entitlements for Class B Trust Units. Holders of Post-Arrangement Entitlements who provide the Trust with a Residency Declaration to the effect they are a Non-Resident may exchange their Post-Arrangement Entitlements for Class A Trust Units, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the TSX, with

the net proceeds thereof, less any applicable withholding tax, being remitted to the holder in lieu of the Class A Trust Units to which the holder would otherwise be entitled.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of unitholders as may be prescribed. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by the Corporation or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued one Special Voting Unit to the Voting and Exchange Trust Agreement Trustee, which entitles the holders of record of Exchangeable Shares to a number of votes at meetings of Unitholders equal to the aggregate equivalent vote amount.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all business operations are carried out by the Corporation. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and the Corporation are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Trustees, upon the recommendation of the board of directors of the Corporation may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Cash Distributions

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of the Corporation, receive distributions in respect of prepayments of principal on the Notes made by the Corporation to the Trust before the maturity of the Notes.

Cash distributions are made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date, or if such day does not follow a business day, the next following business day. The following cash distributions were made to Unitholders in the year ended December 31, 2004:

Record Date	Payment Date	Per Trust Unit	Total
October 29, 2004	November 15, 2004	$0.14	$5,581,597
November 30, 2004	December 15, 2004	$0.14	$5,592,982
December 31, 2004	January 17, 2005	$0.14	$5,613,887

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive the Market Redemption Price.

For the purposes of this calculation, "market price" in respect of a given class of Trust Units, is an amount equal to the simple average of the closing price of the applicable class of Trust Units for each of the trading days on the applicable stock exchange or other market on which the applicable class of Trust Units are quoted for trading and on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the applicable class of Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the Closing Market Price on each of the 10 trading days. The "closing market price" in respect of a given class of Trust Units shall be: an amount equal to the closing price of the applicable class of Trust Units on the applicable exchange if there was a trade on the date; if the applicable exchange does not provide for a closing price for the applicable class of Trust Units, an amount equal to the average of the highest and lowest prices of the applicable class of Trust Units if there was trading on such date; or if there was no trading on such date, the average of the last bid and last ask prices of the applicable class of Trust Units.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash (cheque) payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "Monthly Limit"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. Unitholders receiving a distribution in specie of securities of the Trust will be entitled to receive a price per Trust Unit (hereinafter called the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Trust and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by the Trust, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by the Trust on the date such Trust Units were tendered for redemption, each such class of other securities divided by the number of Trust Units of the Trust outstanding on such date. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. The Trust shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date.

In the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption, and, for all Trust Units tendered on the same date, on a pro rata basis up to the maximum total amount which does not exceed the Monthly Limit and, subject to the receipt of any applicable regulatory approvals, by a distribution in specie of securities held by the Trust on a *pro rata* basis.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Class A Trust Units or Class B Trust Units, as applicable, are not listed for trading on any stock exchange or market which the board of directors of the Corporation considers, in its sole discretion, provides representative fair market value price for the applicable class of Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the applicable class of Trust Units are listed for trading or, if not so listed, on any market on which the applicable class of Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive the In Specie Redemption Price.

This redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Securities which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Securities. In addition, the Securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains a prohibition on the ownership of Class B Trust Units by Non-

Residents and requires that at any given time, the number of Class A Trust Units issued and outstanding may not exceed the Ownership Threshold.

To ensure that Non-Residents continue not to hold any Class B Trust Units, the Trust shall, among other things, take all necessary steps to periodically monitor the ownership of the Class B Trust Units. If at any time the Trust becomes aware that a Non-Resident holds a Class B Trust Unit, the Trust shall take such action as may be necessary to maintain the residency restriction applicable to the Class B Trust Units, including but not limited to requiring that Class B Trust Units be removed from any book-based holding system, certificated and sold to a person who is not a Non-Resident or redeemed.

Meetings of Unitholders

The Trust Indenture provides that annual meetings of Unitholders must be called and held for, among other matters, the appointment of Trustees of the Trust and the appointment of auditors of the Trust.

Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders are entitled to pass resolutions that will bind the Trustees in respect of, among other things, the termination of the Trust, the sale of all or substantially all of the assets of the Trust and any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval. Except in respect of the election or removal of one or more trustee, the appointment of an inspector or the appointment or removal of auditors, any action taken or resolution passed, shall be by special resolution requiring the affirmative vote of the holders of more than 66⅔% of the Trust Units.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person or represented by proxy and representing in the aggregate not less than 20% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Class B Trust Units equivalent in number to the votes attaching to such Special Voting Units.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed or made available by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are made available to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or

on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

For a list of the Trustees of the Trust, see "Trustees, Directors and Officers". The Trustees are responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The initial term of the appointment of each of the Trustees is until the first annual meeting of Unitholders. The Unitholders shall, at each annual meeting of the Unitholders, re-appoint, or appoint successors to the Trustees for an additional one year term.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust. In particular, the Board of Trustees has delegated to the Corporation responsibility for any and all matters relating to, among other things, the following:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust's assets;

(c) to maintain records and provide reports to Unitholders;

(d) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement) and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(e) to effect payment of Distributions to the Unitholders;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any securities comprising the Trust's assets (including the Notes);

(g) subject to the limitations contained in the Trust Indenture, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust's assets on such terms and conditions as shall deem to be in the best interests of the Unitholders;

(h) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust;

(i) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust's assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(j) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the undertaking of the Trust or income of the Trust, or imposed upon or against the Trust's assets, the undertaking of the Trust or income of the Trust, or any part thereof;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted under the terms of the Trust Indenture; and

(l) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Indenture.

Liability of the Trustees

The Trustees, and the officers and agents of the Trust shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustees of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, entering into the Administration Agreement and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustees have, with the consent of the Corporation, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to the Corporation thereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to the Corporation in accordance with the terms of the Trust Indenture or under the Administration Agreement, unless and to the extent such liabilities arise out of the gross negligence, dishonesty or fraud of the Trustees or any of the Trust's officers or agents. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Trust Indenture, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the members of the Board of Trustees.

Amendments to the Trust Indenture

The provisions of the Trust Indenture may only be amended by the Trustees with the consent of Unitholders evidenced by Special Resolution; provided that the Trustees may, without the consent of the Unitholders, amend the Trust Indenture at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(b) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Trust Indenture or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authorities having jurisdiction over the Trustees or the Trust; or

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act, without the consent of the Unitholders. In addition, no such amendment shall modify the right to one vote per class of Trust Unit or reduce the fractional undivided interest in the Trust's assets represented by any class of Trust Unit without the consent of the holder of such Trust Unit.

Termination of the Trust

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustees will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust.

Voting of Securities Held by the Trust

The securities (including the Common Shares and the Notes) held from time to time by the Trustees as part of the Trust's assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Trust holds securities, at which the holders of such securities are entitled to vote. However, the Trustees may not at any time under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Trust or the Corporation with any other corporation except with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust's assets, pursuant to an in specie redemption (as defined herein), pursuant to any security granted, pursuant to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

   (i) the Corporation;

   (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

   (iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

   (iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of the Corporation except pursuant to any security granted by the Corporation, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

   (i) the Trust;

   (ii) the Corporation;

   (iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

   (iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

   (v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of the Corporation to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution.

SHARE CAPITAL OF ESPRIT EXPLORATION LTD.

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares. The Trust is the sole holder of the issued and outstanding Common Shares. An aggregate of 2,424,415 Exchangeable Shares were issued pursuant to the Arrangement.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, and subject to certain preferences of

holders of Exchangeable Shares, entitled to receive any dividends declared by the Board of Directors on the Common Shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the Common Shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Corporation upon the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the Common Shares.

Exchangeable Shares

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units. In addition, holders of Exchangeable Shares have the right to receive Class B Trust Units at any time in exchange for their Exchangeable Shares and the provision of a Residency Declaration, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Class B Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Class B Trust Unit, the number of Class B Trust Units to be delivered will be rounded to the nearest whole number of Class B Trust Units. Holders of Exchangeable Shares do not receive cash distributions from the Trust or the Corporation. Rather, the Exchange Ratio is adjusted to account for distributions paid to Unitholders. The Exchangeable Shares are not to be listed on any stock exchange. As at December 31, 2004, an aggregate of 2,048,795 Exchangeable Shares were issued and outstanding.

Ranking

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to the Trust from time to time.

Dividends

The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include Class B Trust Units), cumulative preferential cash dividends. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Corporation will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under "Amendment and Approval":

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which ranks superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation dissolution.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of the Corporation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled, subject to applicable law, to receive from the Corporation, in respect of each such Exchangeable Share, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Class B Trust Unit, which payment shall be satisfied by the Corporation delivering that number of Class B Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or ExchangeCo) all but not less than all of the Exchangeable Shares then outstanding on payment to each holder of an amount per Exchangeable Shares equal to the Liquidation Amount, to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time and in accordance with the provisions governing the Exchangeable Shares, and upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be determined by multiplying the current market price of a Class B Trust Unit and the Exchange Ratio to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust Liquidation Event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares prior to such Trust Liquidation Event at a purchase price per Exchangeable Share to be determined by multiplying the Current Market Price of a Class B Trust Unit and the Exchange Ratio, to be satisfied by the issuance or delivery, as the case may be, of that number of Class B Trust Units equal to the Exchange Ratio at such time. "Trust Liquidation Event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of, the Trust receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Corporation to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of retraction (the "Retraction Date") by the Current Market Price of a Class B Trust Unit, which payment will be satisfied by the delivery of such number of Class B Trust Units equal to the Exchange Ratio. Fractional Class B Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Class B Trust Unit will be rounded to the nearest whole number of Class B Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to the Corporation the certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, a Residency Declaration and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date.

When a holder requests the Corporation to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Corporation to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Class B Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, the Corporation will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Corporation as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Corporation. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Corporation to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Corporation, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement - Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, the Corporation is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Corporation will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Corporation will be deemed to have required the Trust or ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Class B Trust Units on the Retraction Date pursuant to the Exchange Right. See "Voting and Exchange Trust Agreement - Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and ExchangeCo, the Corporation:

(a) will, on the third anniversary of the Effective Date, subject to extension of such date by the board of directors of the Corporation (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Class B Trust Units equal to the Exchange Ratio as at the last Business Day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Class B Trust Units;

(b) may, on the second anniversary of the Effective Date (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Class B Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2005 (the "Annual Redemption Date"), redeem up that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Class B Trust Units; and

(d) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 423,000 (other than Exchangeable Shares held by the Trust and its subsidiaries as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, Optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

The Corporation will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Corporation.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Corporation on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercise the Redemption Call Right, then the Corporation's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Corporation or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or amended only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Trust, ExchangeCo or any of their subsidiaries and affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Corporation under the Support Agreement

Pursuant to the Exchangeable Share Provisions, the Corporation has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with their obligations under the Support Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act. The obligation of the Corporation, the Trust or ExchangeCo to deliver Class B Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Class B Trust Units to the transfer agent who shall sell such Class B Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Class B Trust Units (rounded to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Class B Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the

Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares a copy of the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and The Corporation are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, the Corporation, the Trust or ExchangeCo will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Exchange Right.

The purchase price payable by the Trust or ExchangeCo for each Exchangeable Share to be purchased under the Exchange Right will be satisfied by the issuance of that number of Class B Trust Units equal to the Exchange Ratio as at last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Exchange Right with

respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Pursuant to the Support Agreement:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of the Corporation, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by the Corporation; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of the Corporation.

The Support Agreement also provides that the Trust will not:

(a) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or right to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

   (i) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units);

   (ii) rights, options or warrants other than those referred to above;

   (iii) evidences of indebtedness of the Trust; or

   (iv) assets of the Trust other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(e) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(g) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(h) it has received the prior written approval of the Corporation and the holders of the Exchangeable Shares.

In the event of any proposed take-over bid, .issuer bid or similar transaction affecting the Trust Units which is effected with the consent or approval of the trustees of the Trust or the Corporation, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, ExchangeCo or any of their respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of the Corporation, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all the assets of the Trust. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the Corporation and the Board of Trustees are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Class B Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Class B Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

Terms and Issue of Notes

Notes were issued to the Trust under the Note Indenture in consideration for the issuance of Trust Units pursuant to the Arrangement. The Notes are unsecured, payable on demand and bear interest from the date of issue at a rate of 11% per year. Interest is be due and payable for each month during the term of the Note Indenture on the 10th day of the month following such month.

Pursuant to the terms of the Note Indenture, the Corporation is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus. Unless the Note is called, the Corporation is not required to make any payment in respect of principal until September 30, 2014, subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust, the Non-Fund Holders, own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Trust Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Trust Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is the holder of all of the issued and outstanding Notes.

Ranking

The Notes are unsecured debt obligations of the Corporation and rank pari passu with all other unsecured indebtedness of the Corporation, but subordinate to all secured debt.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if the Corporation has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $1,000,000 and the Corporation has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same; (vi) the Corporation ceasing to carry on its business; and (vii) material default by the Corporation under material agreements if property having a fair market value in excess of $1,000,000 is liable to forfeiture or termination.

NPI AGREEMENT

The Corporation and the Trust have entered into the NPI Agreement, pursuant to which the Corporation granted and set over to the Trust the NPI, being the right to receive certain payments in respect of petroleum and natural gas rights held by the Corporation from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to the Corporation, the Trust shall pay the Corporation an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Corporation from time to time ("Property interests") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by the Corporation of such indebtedness. In addition, the Trust will pay over to the Corporation, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by the Corporation. The Trust shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from the Corporation for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The Corporation may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If the Corporation wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by the Corporation, such disposition must be approved by a Special Resolution. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

MARKET FOR THE TRUST UNITS

The Class A Trust Units and Class B Trust are listed and posted for trading on the TSX under the trading symbols "EEE.A" and "EEE.B", respectively. The following table sets forth the market price ranges and the aggregate volume of trading of the Class A Trust Units and Class B Trust Units on the TSX for the periods indicated:

Class A Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class A Trust Units)
2004				
October (5 to 31)	13.50	12.00	12.18	4,245,761
November	12.82	11.80	12.65	2,918,618
December	12.64	11.85	12.30	3,072,192

Class B Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class B Trust Units)
2004				
October (5 to 31)	13.65	11.75	12.05	6,039,048
November	12.89	11.75	12.80	7,283,886
December	12.85	12.11	12.39	4,926,407

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Trust and Directors and Officers of the Corporation

The name, municipality of residence, principal occupation for the prior five years and position, of each of the Trustees of the Trust and the directors and officers of the Corporation are as follows:

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
D. Michael G. Stewart *Calgary, Alberta*	Chairman of the Boards of Trustees (since August 2004) Chairman of the Board of Directors (member since 2002, Chairman since October 2004)	Principal, Ballinaccura Group of investment companies since March 2002; prior thereto, a number of senior executive positions with Westcoast Energy Inc.
Donald R. Gardner *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2004)	Chief Financial Officer, Canadian Spirit Resources Inc. (oil and gas company) since January 2003; prior thereto Management Consultant since May 2002; prior thereto, Executive Vice President, Chief Financial Officer and Secretary (or predecessor positions) of Esprit Exploration Ltd. from December 1999 to May 2002; prior to September 24, 1999, Senior Vice President and Chief Financial Officer of Rigel Energy Corporation (oil and gas company).
John E. Panneton *Toronto, Ontario*	Trustee (since August 2004) Director (since 1998)	President of Goodman Private Wealth Management since July 2003, and Vice Chairman and a director (or predecessor positions) of Dundee Securities Corporation (securities dealer) since May 1998.
Eric L. Schwitzer *Vancouver, British Columbia*	Trustee (since August 2004) Director (since October 2004)	Managing Partner, Enterprise Capital Management Inc. (investment management company) since June 2003; from June 2002 to May 2003, a consultant and corporate director; prior thereto, Senior Vice President, Strategic Development, Westcoast Energy Inc. (energy services company).
W. Mark Schweitzer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of Superior Plus Income Fund since 1997.
Douglas W. Palmer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Member of Board of Trustees of Calpine Natural Gas Trust from 2003 to February 2005; prior thereto, Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Stephen J. Savidant *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2002) President and Chief Executive Officer	President and Chief Executive Officer of Esprit Exploration Ltd. since May 2002; prior thereto, Investor since December 2001; prior thereto, President and Chief Executive Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since June 1998; prior thereto President and Chief Operating Officer of Canadian Hunter Exploration Ltd. since 1996.
Stephen B. Soules *Calgary, Alberta*	Trustee (since August 2004) Director (since October 2004) Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd. since October, 2004; prior thereto, Senior Vice President and Chief Financial Officer of Esprit Exploration Ltd. from May, 2002 to October, 2004; prior thereto, Investor since February, 2002; prior thereto, Advisor to Burlington Resources Canada Ltd. (oil and gas company) since December, 2001; prior thereto, Chief Financial Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since April 1997.
Gregory A. Jerome *Calgary, Alberta*	Vice President, Finance and Corporate Secretary	Vice President, Finance and Corporate Secretary of Esprit Exploration Ltd. since October, 2004; prior thereto, Treasurer and Corporate Secretary with Esprit Exploration Ltd. from February 2003 to October, 2004; prior thereto Treasurer or predecessor positions with Esprit Exploration Ltd. since May, 1999; prior thereto, Chartered Accountant with PricewaterhouseCoopers since 1997.
Rodger D. Trimble *Calgary, Alberta*	Vice President, Exploitation	Vice President, Exploitation of Esprit Exploration Ltd. since October, 2004; prior thereto, General Manager, Engineering of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Asset Manager of Burlington Resources Canada Ltd. (oil and gas company) since December 2001; prior thereto, Country Manager of Canadian Hunter Argentina S.A. (oil and gas company).
Patrick C. Connors *Calgary, Alberta*	Vice President, Engineering	Vice President, Engineering of Esprit Exploration Ltd. since October 2004; prior thereto, General Manager, Drilling and Field Operations of Esprit Exploration Ltd. from September 2001 to October, 2004; prior thereto, Business Unit Drilling Manager of AEC Oil & Gas (oil and gas company) since May 2000; prior thereto, Drilling Superintendent of Crestar Energy Inc. (oil and gas company) since October 1999; prior thereto, Manager, Drilling and Completions of Rigel Oil & Gas Ltd. (oil and gas company) since 1997.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Michael J. St. Clair *Calgary, Alberta*	Vice President, Marketing and Risk Management	Vice President, Marketing and Risk Management of Esprit Exploration Ltd. since October, 2004; prior thereto, Manager, Marketing of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Manager, Marketing of Canadian Hunter Exploration Ltd. (oil and gas company).

All Trustees of the Trust are also members of the Board of Directors of the Corporation. The Board of Trustees has one committee, the Audit Committee, comprised of Messrs. Schweitzer (Chairman), Gardner, Palmer and Schwitzer. The Board of Directors has one committee, the Human Resources and Corporate Governance Committee, comprised of Messrs. Panneton (Chairman), Gardner, Palmer and Schwitzer. Mr. Stewart, as Chairman of the Board of Trustees and Board of Directors is *ex officio* a member of both committees. The Board of Directors of the Corporation as a whole considers issues relating to oil and gas reserves and environmental, health and safety issues.

As at March 15, 2005, the Trustees and the directors and executive officers of the Corporation, as a group, beneficially, owned, directly or indirectly, 138,831 Class B Trust Units and 177,275 Exchangeable Shares or approximately 0.7% of the issued and outstanding Trust Units (including Trust Units issuable upon the exchange of Exchangeable Shares). The information as to Trust Units beneficially owned, not being within the knowledge of the Trust or the Corporation, has been furnished by the respective individuals.

Certain directors of the Corporation are associated with other companies, which may give rise to conflicts of interest. In accordance with the *Canada Business Corporations Act*, directors who have an interest in a material contract or a material transaction, whether made or proposed, with the Corporation are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise permitted by the *Canada Business Corporations Act*. In addition, each director is required to act honestly and in good faith with a view to the best interests of the Corporation.

RISK FACTORS

An investment in the Trust should be considered highly speculative due to the nature of the Trust and the activities present stage of the development of the Corporation. The following is a summary of certain risk factors relating to the Trust and the activities of the Corporation and the ownership of Trust Units and Exchangeable Shares.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. The Trust's sole assets will be its shares in the Corporation, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit will be a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties on a profitable basis. Changes in market conditions may adversely affect the trading price of the Trust Units. As a result of the restrictions on the residency of holders of Class B Trust Units, the market price of the Class A Trust Units and the market price of the Class B Trust Units may vary and such variance may be significant.

One of the factors that may influence the market price of Trust Units is the level of prevailing interest rates relative to the yield achieved by holders of Trust Units based on annual distributions thereon. Accordingly, an increase in market interest rates may lead purchasers of Trust Units to expect a higher effective yield, which could adversely affect the market price of Trust Units. In addition, the market price for Trust Units may be affected by changes in general market conditions, fluctuations in the markets for equity and debt securities, interest rates and numerous other factors beyond the Trust's control.

As the Trust is not a corporation, holders of Trust Units will not have the statutory rights normally associated with the ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions and statutory rights of "dissent" available pursuant to corporate statutes. In addition, the benefits of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Exchangeable Shares

Holding Exchangeable Shares should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of distributions or dividends, as applicable, at the prevailing market price of a Trust Unit at the time at which any such distributions are made on the Trust Units or any such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period.

Post-Arrangement Entitlements

Holders of Post-Arrangement Entitlements do not receive distributions on, nor will distributions accrue on, such Post-Arrangement Entitlements. Therefore, the longer a holder of Post-Arrangement Entitlements refrains from delivering a Residency Declaration, the greater economic return such holder foregoes.

In order to receive future distributions and to vote at future meetings of holders of Trust Units, holders of Post-Arrangement Entitlements are required to deliver a Residency Declaration to the transfer agent of the Trust. Holders of Post-Arrangement Entitlements who deliver a Residency Declaration to the effect they are not a Non-Resident will receive Class B Trust Units in exchange for such Post-Arrangement Entitlements. Holders of Post-Arrangement Entitlements who deliver a Residency Declaration to the effect they are a Non-Resident will receive Class A Trust Units in exchange for such Post-Arrangement Entitlements, unless the issuance of Class A Trust Units would cause the aggregate number of issued and outstanding Class A Trust Units to exceed the Ownership Threshold, in which case Class B Trust Units will be delivered for sale on the TSX with the net proceeds thereof, after expenses, less any applicable withholding tax, being remitted to the holder in lieu of the Class A Trust Units to which the holder would otherwise be entitled.

Loss of Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Sale of Additional Trust Units

The Trust may issue an unlimited number of additional Trust Units in the future to finance its activities without the approval of Unitholders. The Board of Trustees has the discretion to set the price and terms of the issuance of any such additional Trust Units and any such issuance may have a dilutive effect on the holders of Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes.

Dependence on the Corporation

The Trust is a limited purpose trust which is entirely dependent upon the operations and assets of the Corporation through its ownership, directly and indirectly, of the Common Shares and the Notes and the holding of the NPI. Accordingly, the Trust is dependent upon the ability of the Corporation to meet its interest and principal repayment obligations under the Notes, its interest and principal obligations under credit or debt facilities with banks and other financial institutions and to make payments under the NPI.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can be no longer economically produced. As a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Reserve Estimates

The production forecasts and recoverable estimates contained in the GLJ Report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of GLJ.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Future oil and gas production, and therefore Distributions of Distributable Cash, are highly dependent upon success in exploiting the current reserves base and acquiring or discovering additional reserves. Absent commodity price increases or cost effective acquisition and development activities, Distributions of Distributable Cash will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the ability of the Corporation to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired. In addition, The Corporation does not reinvest cash flow in the same manner as Esprit Exploration Ltd. did prior to the Arrangement, which could make it more difficult to maintain or expand its oil and gas reserves. Also, to the extent that the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash, all other factors remaining equal, will be reduced.

The future oil and natural gas production of the Corporation, and therefore its cash flows, will be highly dependent on its success in exploiting its reserve base and acquiring additional reserves. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by the Corporation for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on the operations, proved reserves, and financial condition of the Corporation, including its ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner that adversely affects Unitholders.

Operational Matters

The operation of oil and gas wells involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and potentially including possible liability to third parties. Although the Corporation maintains liability insurance, where

available, in amounts consistent with customary industry standards practice, it may not be fully insured against all of these risks. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, depend upon many factors, including the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or its subsidiaries to certain properties. Any such circumstances could impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Acquisition Risks

The Corporation intends to continue acquiring oil and natural gas properties. Although the Corporation performs a review of the acquired properties that it believe is consistent with industry practices, it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its review efforts on the higher-value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal every existing or potential problem, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved and probable oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and the Corporation actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust and the Corporation.

Environmental Risks

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulation may result in the imposition of fines or issuances of clean up orders in respect of the Corporation or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on the Corporation. There is no assurance that future environmental costs will not have a material adverse effect on the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Kyoto Protocol

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase our costs and have a material adverse impact on the Corporation and the Trust.

Debt Obligations

The Corporation may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by the Corporation may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by the Corporation of its obligations under the Notes or the NPI Agreement. This might result in lower levels of current or future Distributable Cash for the Trust.

Lenders will be provided with security over all of the assets of the Corporation. If the Corporation becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of the Corporation.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of the Corporation

The Corporation is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. During the period that Exchangeable Shares issued by the Corporation are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. The Corporation intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income

tax resource pools, undepreciated capital cost ("UCC") and noncapital losses carried forward from Esprit Exploration Ltd., if any, plus resource pools and UCC created by capital expenditures of the Corporation. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of the Corporation, then cash taxes would be payable by the Corporation. In addition, there can be no assurance that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Notes. If such a challenge were to succeed against the Corporation, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time will also be determined by a number of factors which are beyond the control of management and such trading prices may be greater or less than the net asset value of the Trust's assets.

Residual Liabilities

Pursuant to the Arrangement, the Corporation is the corporation resulting from the amalgamation of Esprit Exploration Ltd. and Esprit Acquisition Corp. As a result, the Corporation has retained all liabilities of Esprit Exploration Ltd., including liabilities relating to corporate and income tax matters, not specifically transferred to ProspEx Resources Ltd.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Trust and the Corporation are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West

Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana or AECO Hub, Alberta), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below \$100 per m^3 and 25% at prices at and above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta *Environmental Protection and Enhancement Act* (the "AEPEA"), which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Trends

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, natural production declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geo-political unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Equity financings may become more difficult and selective in the future forcing companies to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

A final trend appears to be the establishment of a number of start-up companies with experienced management teams that are available as a result of industry consolidation over the past two years. This may result in greater competition for a number of the smaller corporate and property acquisitions that will be available.

LEGAL PROCEEDINGS

While the Corporation is the subject of several claims and is also pursuing a number of its own claims against third parties, the Corporation is not aware of any material legal proceedings against it or the Trust nor are any such proceedings known by the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees of the Trust or directors, executive officers or senior officers of the Corporation, or any direct or indirect Unitholder of the Trust who beneficially owns, or who exercises control over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Trust or the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts currently in effect and entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. the Trust Indenture,

2. the Administration Agreement referred to under "Information Concerning Esprit Energy Trust";

3. the Performance Unit Incentive Plan of the Trust; and

4. an arrangement agreement dated March 14, 2005 between the Trust, Esprit Exploration Ltd. and Resolute Energy Inc.

INTERESTS OF EXPERTS

As at the date hereof, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Trust or its associates or affiliates.

As at the date hereof, the principals of Gilbert Laustsen Jung Associates Ltd., the independent reserves evaluators appointed by the Board of Directors, as a group did not beneficially own any outstanding Trust Units.

AUDIT COMMITTEE MATTERS

Mandate of the Audit Committee

Policy Statement

It is the policy of Esprit Energy Trust (the "Trust") to establish and maintain an Audit Committee, composed entirely of independent trustees, to assist the Board of Trustees (the "Board") in carrying out their oversight responsibility for the Trust's and its subsidiaries and affiliates (collectively "Esprit") internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three trustees. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Human Resources and Corporate Governance Committee of its subsidiary Esprit Exploration Ltd. (the "Corporation") in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each trustee appointed to the Audit Committee by the Board shall be an outside trustee who is unrelated. An outside, unrelated trustee is a trustee who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Audit Committee shall be "financially literate". In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements, and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A trustee appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5. The Chairman of the Board of Directors shall be an *ex officio* member of the Committee.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.

2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

3. Notice of a meeting of the Audit Committee shall:

   (a) be in writing;

   (b) state the nature of the business to be transacted at the meeting in reasonable detail;

   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

4. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

5. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:

   (a) identify and monitor the management of the principal risks that could impact the financial reporting of Esprit;

   (b) monitor and, as required, evaluate the integrity of Esprit's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) monitor the independence and performance of Esprit's external auditors;

   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (e) directly oversee the external audit process and results (in addition to items described in Section 4 below);

(f) provide an avenue of communication among the external auditors, management of the Corporation and the Board;

(g) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

(h) ensure that an appropriate Code of Conduct is in place and understood by employees, directors and trustees of Esprit.

2. The Audit Committee shall have the authority to:

(a) inspect any and all of the books and records of Esprit;

(b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c) engage consultants, independent counsel and other advisors as it determines necessary to carry out its duties; and

(d) to set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:

(a) review the annual audit plan with the Trust's external auditors and with management of the Corporation;

(b) discuss with management of the Corporation and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c) review with management of the Corporation and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management of the Corporation or significant accounting issues on which there was a disagreement with management of the Corporation;

(e) review with senior management of the Corporation the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of the Corporation of all significant variances between comparative reporting periods;

(g) consider and review with management of the Corporation, the internal control memorandum or letter containing the recommendations of the external auditors and the Corporation's management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of Esprit and subsequent follow-up to any identified weaknesses;

(h) review with management of the Corporation and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

(j) oversee, any of the financial affairs of Esprit and, if deemed appropriate, make recommendations to the Board, external auditors or management.

5. The Audit Committee shall:

(a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b) consider the recommendations of management of the Corporation in respect of the appointment of the external auditors;

(c) pre-approve all non-audit services to be provided to Esprit by its external auditors';

(d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

(a) review with management of the Corporation at least annually, the financing strategy and plans of Esprit; and

(b) review all securities offering documents (including documents incorporated therein by reference) of Esprit.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by Esprit with respect to risks inherent in its operations and potential liabilities

incurred by the trustees, directors or officers of the Corporation in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer of the Corporation and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a unitholder of the Trust, the external auditors, or senior management of the Corporation.

10. The Audit Committee shall periodically review with management of the Corporation the need for an internal audit function.

11. The Audit Committee shall review Esprit's accounting and reporting of environmental costs, liabilities and contingencies.

12. The Audit Committee shall establish and maintain procedures for:

    (a) the receipt, retention and treatment of complaints received by Esprit regarding accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of Esprit of concerns regarding questionable accounting or auditing matters.

13. The Audit Committee shall review and approve Esprit's hiring policies regarding employees and former employees of the present and former external auditors.

14. The Audit Committee shall review with Esprit's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Esprit's financial statements, and any enquiries received from regulators, or government agencies.

15. The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Mark Schweitzer (Chairman)	Yes	Yes	Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants. Mr. Schweitzer has significant experience with public companies, currently as the Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund and previously as Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. and in senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda Inc. Mr. Schweitzer also held various audit responsibilities with Ernst & Young, Chartered Accountants in Toronto.
Donald R. Gardner	Yes	Yes	Mr. Gardner holds a Bachelor of Commerce degree from the University of Alberta and a Masters of Science Degree (Business Administration) from the University of British Columbia. Mr. Gardner has significant experience serving with public companies, currently in the role of Chief Financial Officer with Canadian Spirit Resources Inc. and previously in the role of Executive Vice President and Chief Financial Officer with Esprit Exploration Ltd. and Rigel Energy Corporation.
Eric L. Schwitzer	Yes	Yes	Mr. Schwitzer holds a Masters of Science degree in Management from the Massachusetts Institute of Technology and is a member of the Canadian Institute of Chartered Business Valuators. Mr. Schwitzer has held very senior positions in the Canadian corporate finance industry, including Managing Partner with Enterprise Capital Management and Managing Partner with Scotia Capital Inc.
Douglas W. Palmer	Yes	Yes	Mr. Palmer has significant experience with public issuers, having served on the board of Calpine Natural Gas Trust and having held the position of Chief Executive Officer of Numac Energy Ltd. and Senior Vice President and Chief Operating Officer of Norcen Energy Resources Ltd.

External Auditor Service Fees

The following table sets forth the aggregate fees billed by KPMG LLP in each of the last two fiscal years.

	2004	2003
Audit Fees	$164,000	$113,000
Audit-Related Fees[(1)]	6,000	24,000
Tax Fees	-	21,000
All Other Fees	-	-
Total	**$170,000**	**$158,000**

Note:

(1) In 2004, KPMG LLP advised Esprit Exploration on Canadian annual certification issues which was not part of its standard audit engagement.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Annual Information Form. All calculations converting natural gas to crude oil equivalent have been made using a ratio of 6 mcf of natural gas to one barrel of crude equivalent. References to boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Crude Oil and Natural Gas Liquids		Natural Gas	
bbl	One barrel equaling 34.972 Imperial gallons or 42 U.S. gallons	bcf	Billion cubic feet
bbl/d	Barrels per day	bcf/d	Billion cubic feet per day
boe	Barrels of oil equivalent	mcf	Thousand cubic feet
boe/d	Barrels of oil equivalent per day	mcf/d	Thousand cubic feet per day
mboe	Thousand barrels of oil equivalent	mmcf	Million cubic feet
mmboe	Million barrels of oil equivalent	mmcf/d	Million cubic feet per day
mbbl	Thousand barrels	MMBTU	Million British Thermal Units
mmbbls	Million barrels	gj/d	Gigajoules per day
NGL or NGLs	Natural gas liquids, consisting of any one or more of propane, butane and condensate		
W.I.	Working interest		

ADDITIONAL INFORMATION

Additional information on the remuneration and indebtedness of the trustees of the Trust and the directors and officers of the Corporation is contained in the Information Circular dated March 31, 2005 of the Trust relating to the annual meeting of holders of Trust Units held on May 12, 2005. Additional financial information is also provided in the 2004 Annual Report of the Trust.

Additional information relating to the Trust, including copies of this Annual Information Form, the Trust's Information Circular dated March 31, 2005 and the 2004 Annual Report, are available on the Trust's website at www.eee.ca and on SEDAR at www.sedar.com or may be obtained upon request by contacting Esprit Energy Trust, Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by telecopier at (403) 213-3735.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

"**Administration Agreement**" means the administration agreement dated August 16, 2004 between the Trust and the Corporation;

"**Arrangement**" means the arrangement, effective October 1, 2004, under the provisions of section 192 of the CBCA, among the Trust, the Corporation, Esprit Acquisition Corp., ExchangeCo. and others;

"**Board of Directors**" means the board of directors of the Corporation;

"**Board of Trustees**" means the board of trustees of the Trust;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"**Class A Trust Units**" means the class A trust units in the capital of the Trust;

"**Class B Trust Units**" means the class B trust units in the capital of the Trust;

"**Common Shares**" means the voting common shares in the capital of the Corporation;

"**Current Market Price**" means, in respect of a Class B Trust Unit on any date, the weighted average trading price of the Class B Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Class B Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Class B Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of AmalgamationCo for such purpose; provided, however, that if in the opinion of the board of directors of AmalgamationCo the public distribution or trading activity of Class B Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Class B Trust Unit, then the Current Market Price of a Class B Trust Unit shall be determined by the board of directors of AmalgamationCo, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date commencing in 2004;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at the Effective Date and shall be cumulatively adjusted thereafter by (i) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution and (ii) decreasing the Exchange Ratio on each dividend record date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date;

"**Exchangeable Shares**" means the exchangeable shares in the capital of the Corporation;

"**ExchangeCo**" means Esprit Exchangeco Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent reserves evaluators of Calgary, Alberta;

"**GLJ Report**" means the independent engineering evaluation of the Corporation's oil, natural gas liquids and natural gas reserves prepared by GLJ, dated February 7, 2005 and effective December 31, 2004;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Insolvency Event**" means the institution by the Corporation of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of the Corporation to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 15 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the terms of the Exchangeable Shares;

"**Market Redemption Price**" means the price per Class B Trust Unit equal to the lesser of (i) 95% of the "market price", as calculated under the Trust Indenture, of the Class B Trust Units on the principal market on which the Class B Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which Class B Trust Units are surrendered to the Trust for redemption and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Class B Trust Units are quoted for trading on the date that the Class B Trust Units are so surrendered for redemption;

"**NPI**" means the net profits interest granted under the NPI Agreement;

"**NPI Agreement**" means the net profits interest agreement entered into between the Corporation and the Trust;

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Note**" or "**Notes**" means the unsecured, subordinate promissory notes issued by the Corporation to the Trust;

"**Note Indenture**" means the note indenture entered into between the Corporation and Computershare Trust Company of Canada governing the issuance of the Notes;

"**Note Trustee**" means Computershare Trust Company of Canada;

"**Ownership Threshold**" means a number of Class A Trust Units issued and outstanding at any point in time (excluding the number of Class A Trust Units which may be issued on the extinguishment of outstanding Post-Arrangement Entitlements) equaling 80% of the number of Class B Trust Units issued and outstanding at such time (excluding the number of Class B Trust Units which may be issued on the exchange of outstanding Exchangeable Shares and the extinguishment of outstanding Post-Arrangement Entitlements);

"**Performance Unit Incentive Plan**" means the performance unit incentive plan of the Trust;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Post-Arrangement Entitlement**" means the right of a holder to receive from the Trust a Class A Trust Unit or a Class B Trust Unit, as applicable, upon delivering to the transfer agent of the Trust a duly completed and validly executed Residency Declaration;

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes;

"**Residency Declaration**" means a declaration, in the form prescribed by the Trust from time to time, confirming the residency of a holder of Post-Arrangement Entitlements, as either a Non-Resident or not a Non-Resident;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders present in person either holding personally or representing as proxies not less in the aggregate than 5% of the aggregate number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Unit who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Unit;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Support Agreement**" means the support agreement entered into between the Trust, the Corporation and ExchangeCo.;

"**TSX**" means the Toronto Stock Exchange;

"**Trust**" means Esprit Energy Trust, a trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004, pursuant to which the Trust was created, as amended from time to time;

"**Trust Units**" or "**Units**" means, collectively, the Class A Trust Units and Class B Trust Units;

"**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means, at any time, an individual who is, in accordance with the provisions of the Trust Indenture, a trustee of the Trust at that time including without limitation, so long as they remain as trustees and "**Trustees**" means, at any time, all of the individuals each of whom at that time is a Trustee;

"**Voting and Exchange Agreement Trustee**" means the trustee chosen by the Trust to act as trustee under the Voting and Exchange Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, and any successor trustee appointed thereunder; and

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares entered into among the Trust, the Corporation, ExchangeCo and the Voting and Exchange Agreement Trustee.

SCHEDULE A

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101").

1. Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.[1]

2. The report on *reserves data* referred to in item 2 of section 2.1 of NI 51-101, to be executed by one or more *qualified reserves evaluators or auditors independent* of the *reporting issuer*, shall in all material respects be as follows:

Report on Reserves Data

To the board of trustees of Esprit Energy Trust and the board of directors of Esprit Exploration Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

    (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

    (ii) the related estimated future net revenue; and

    (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

    (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

    We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

---

[1] For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in *NI 51-101*, *Form 51-101F1*, *Form 51-101F3* or the Companion Policy.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated, and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation/Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (MM$) (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
February 7, 2005	Canada	$0	$417.3	$0	$417.3

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada Dated: 05/02/16

(signed) *"Terry L. Aarsby, P.Eng."*
Manager, Engineering

SCHEDULE B

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). This form does not apply in British Columbia.

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form.[1]

2. The report referred to in item 3 of section 2.1 of *NI 51-101* shall in all material respects be as follows:

Report of Management and Directors
on Reserves Data and Other Information

Management of Esprit Exploration Ltd. (the "Corporation"), as administrator of Esprit Energy Trust, are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

---

1 For the convenience of readers, Appendix 1 to Companion Policy 51-101CP sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or the Companion Policy.

The board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED this 23rd day of March, 2005.

(signed) *Stephen J. Savidant*
Stephen J. Savidant
President and Chief Executive Officer

(signed) *Stephen B. Soules*
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

(signed) *D. Michael G. Stewart*
D. Michael G. Stewart
Director

(signed) *Donald R. Gardner*
Donald R. Gardner
Director

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number
82-34890

Attention Business/Financial Editors:
Esprit Energy Trust Announces September Cash Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Sept. 7 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution for September to unitholders of record on September 30, 2005 will be $0.14 per trust unit. The distribution will be paid on October 14, 2005. The ex-distribution date will be September 28, 2005.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.
%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact Dan Payne, Business Analyst, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN.)

CO: Esprit Energy Trust

CNW 19:01e 07-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number 82-34890

Attention Business Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Sept. 1 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective September 15, 2005; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.11889 to 1.12976. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 19:31e 01-SEP-05

News release via Canada NewsWire, Calgary 403-269-7605

Exemption Number
82-34890

Attention Business Editors:
Esprit Energy Trust Announces Closing of Acquisition of Small Private Oil & Gas Producer

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Aug. 24 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that it has closed the acquisition of a small private oil & gas producer. The company's only asset represents the remaining minor interest in the Berry property acquired by Esprit on August 9, 2005 through the previously announced purchase of two other private oil and gas producers. The aggregate consideration paid in respect of this acquisition is approximately $7.1 million.

Funding for this acquisition was provided for in the Trust's offering of $100 million of 6.50% convertible extendible unsecured subordinated debentures, which closed on July 28.

Esprit is also pleased to announce that, as a result of the acquisitions of the three private oil and gas producers, it has obtained the approval of its lenders to increase the maximum amount available under its senior credit facility by $30 million to $280 million. With this increase Esprit will have approximately $145 million in unused credit capacity.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/

(EEE.UN. EEE.DB.)

CO: Esprit Energy Trust

CNW 18:00e 24-AUG-05